UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________

SCHEDULE 14D-9
Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
____________________

ETRIALS WORLDWIDE, INC.
(Name of Subject Company)

ETRIALS WORLDWIDE, INC.
(Name of Person Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

29786P103
(CUSIP Number of Common Stock)
____________________

Joseph (Jay) F. Trepanier, III
Chief Financial Officer
etrials Worldwide, Inc.
4000 Aerial Center Parkway
Morrisville, North Carolina 27560
(919) 653-3400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

______________________

Copy to:

Donald R. Reynolds, Esq.
Alexander M. Donaldson, Esq.
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607
(919) 781-4000

[  ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

(a) The name of the subject company is etrials Worldwide, Inc., a Delaware corporation (the “Company”), and the address and telephone number of the Company’s principal executive offices is 4000 Aerial Center Parkway, Morrisville, North Carolina 27560, (919) 653-3400.

 (b) The title of the class of equity securities to which this statement relates is common stock, par value $0.0001 per share, of the Company (the “Common Stock” or the “Tender Shares”).  As of May 31, 2009, there were 11,064,142 shares of Common Stock issued and outstanding.

Item 2.  Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Information about the Offer (as defined below) may be found on the Company’s website at www.etrials.com.

(b) Tender Offer. This statement relates to a tender offer by Merge Acquisition Corp., a Delaware corporation (“Offeror”) that is a wholly owned subsidiary of Merge Healthcare Incorporated, a Delaware corporation (“Merge Healthcare”), disclosed in a Tender Offer Statement on Schedule TO, dated June 16, 2009 (as amended or supplemented from time to time, the “Schedule TO ”), to purchase all of the issued and outstanding shares of Common Stock, at a per share purchase price consisting of $0.80 in cash and 0.3448 shares of Merge Healthcare’s common stock, $0.01 par value per share (the “Merge Healthcare Common Stock”) (collectively, the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated June 16, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 30, 2009 (as such agreement may be further amended from time to time, the “Merger Agreement”), by and among Offeror, Merge Healthcare and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash and Merge Healthcare Common Stock  in an amount equal to the Offer Consideration (other than shares of Common Stock that are held by (a) Offeror or Merge Healthcare, which will be cancelled, (b) the Company, which will be cancelled, and (c) stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the Effective Time, the Company will continue as a wholly owned subsidiary of Merge Healthcare (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”) and will be removed from trading on the Nasdaq Global Market. Additionally, following the Effective Time, the Common Stock will no longer be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Merge Healthcare and Offeror is 6737 West Washington Street, Milwaukee, Wisconsin 53214-5650, and their telephone number is (414) 977-4000.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company (the “Information Statement”) attached hereto as Annex II or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Merge Healthcare, Offeror or their respective executive officers, directors or affiliates.  The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 issued under the Exchange Act in connection with Merge Healthcare’s right, after accepting Tender Shares for payment, to designate persons to the Board of Directors of the Company (the “Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a)	Arrangements with Current Executive Officers and Directors of the Company.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Consideration Payable Pursuant to the Offer.

If each of the directors and executive officers of the Company were to tender the Tender Shares each owns for purchase pursuant to the Offer as each has agreed to pursuant to the Stockholder Support Agreement (as defined below), each would receive the same consideration on the same terms and conditions as the other stockholders of the Company. Any outstanding shares of Common Stock not tendered in the Offer will be cancelled and converted at the Effective Time into the right to receive the greater of (i)(A) $0.80, net to the holder in cash, without interest, plus (B) 0.3448 shares of Merge Healthcare Common Stock, and (ii) the highest price per share of Common Stock paid pursuant to the Offer, in the same form of consideration so paid (the greater of clauses (i) and (ii), the “Merger Consideration”).

As of May 31, 2009, the Company’s directors and executive officers beneficially owned in the aggregate 3,621,299 shares of Common Stock (excluding 978,350 shares issuable upon the exercise of options to purchase Common Stock, but including 397,313 shares of restricted stock). If the directors and executive officers were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and such shares of Common Stock were purchased by Offeror at the Offer Consideration, the directors and their affiliates and the executive officers would receive an aggregate of approximately $2.9 million in cash and approximately 1,248,625 shares of Merge Healthcare Common Stock, without interest and less any required withholding taxes.

For a discussion of the treatment of restricted stock and options held by the directors and executive officers of the Company, please refer to the discussion below in the Sections of this Schedule 14D-9 titled “Treatment of Restricted Stock Held by Current Directors and Executive Officers” and “Treatment of Options Held by Current Directors and Executive Officers.”

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its Amended and Restated Certificate of Incorporation, as amended (the “Certificate”), a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate also provides that the Company will indemnify to the fullest extent permitted by Section 145 of the DGCL all persons whom it may indemnify pursuant to that section.  In addition, the Amended and Restated Bylaws of the Company (the “Bylaws”) provide that the Company is required to indemnify its officers and directors under certain circumstances.

Pursuant to the Merger Agreement, Merge Healthcare has agreed to cause the Surviving Corporation to assume all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current and former directors and officers of the Company (the “Indemnified Persons”), as provided in the Certificate or Bylaws as in effect as of the date of the Merger Agreement.

Merge Healthcare has agreed to cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions with respect to indemnification, advancement of expenses and exculpation of Indemnified Persons that are no less favorable than the indemnification, advancement of expenses and exculpation provisions contained in the Certificate and Bylaws as of the date of the Merger Agreement, and such provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights of the Indemnified Persons, unless such amendment is required by the DGCL.

Pursuant to the Merger Agreement, prior to the Effective Time, the Company intends to purchase a “tail” officers’ and directors’ liability insurance policy to provide each Indemnified Person with coverage for six years following the Effective Time on terms no less favorable than the coverage provided under the Company’s policy in effect on the date of the Merger Agreement, and for which the premium is not greater than 150% of the annual premium paid by the Company for its existing insurance, provided that the Company shall first offer Merge Healthcare the opportunity to purchase a substitute policy which shall provide each Indemnified Person with coverage for six years following the Effective Time on terms and conditions no less favorable than the Company’s existing officers’ and directors’ liability insurance in effect on the date of the Merger Agreement.

Pursuant to the Merger Agreement, Merge Healthcare has agreed to cause the Surviving Corporation to indemnify and hold harmless each Indemnified Person against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, fiduciary or agent of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the extent provided under applicable law and the Certificate or Bylaws as of the date of the Merger Agreement.

Employment and Executive Bonus Agreements with the Company.

In November 2008, the Company entered into an employment agreement with M. Denis Connaghan, the Company’s President and Chief Executive Officer.  The agreement provides that the Company may terminate the agreement and employment for any reason at any time on reasonable notice and that Mr. Connaghan may terminate for any reason at any time on 30 days’ notice.  If the Company terminates without “cause” (as defined in the agreement), or if Mr. Connaghan terminates for “good reason” (as defined in the agreement), then (i) the Company will pay 12 months’ base salary as severance, (ii) the Company will provide 12 months of paid benefits and (iii) if bonus criteria are achieved and a bonus would have been earned had Mr. Connaghan remained employed for the entire year or other bonus measurement period, then the Company will pay a prorated portion of the earned bonus based on the number of days during the year or other bonus measurement period that the Company employed Mr. Connaghan prior to the termination of employment.

In November 2008, the Board granted to Mr. Connaghan 100,000 restricted shares of Common Stock for a purchase price of $0.0001 per share.  Until such shares vest and upon a Termination of Employment (as defined in the agreement), the Company may repurchase the restricted shares at the purchase price for which the shares were issued.  Subject to accelerated vesting as described below, these restricted shares vest in 16 equal quarterly installments of 6,250 shares beginning in February 2009 and ending in November 2012.  If termination occurs without “cause” within six months after a “change of control” (as defined in the agreement), then 50% of the outstanding restricted shares that remain unvested at the termination date will become vested.

In November 2008, the Board granted incentive stock options to Mr. Connaghan to purchase 350,000 shares of Common Stock.  The exercise price for these options is $1.10 per share.  Subject to accelerated vesting as described below, the options vest in 16 equal quarterly installments of 21,875 shares beginning in February 2009 and ending in November 2012.  If termination occurs without “cause” within six months after a “change of control”, then 50% of the outstanding stock options that remain unvested at the termination date will automatically vest.

In March 2009, the Company and Mr. Connaghan entered into an executive bonus agreement related to Mr. Connaghan’s incentive bonus for 2009.  Pursuant to the agreement, in the event of an “acceleration event,” the Company will be obligated to pay Mr. Connaghan 100% of any unpaid portion of his 2009 cash bonus and all unvested restricted shares will automatically vest.  An “acceleration event” occurs if a “change in control” of the Company closes or is consummated in 2009 and, within 180 days of the change in control, either (i) the surviving entity terminates Mr. Connaghan’s employment with the Company for any reason other than “cause” or (ii) Mr. Connaghan terminates his employment for “good reason” upon delivery of written notice to the surviving entity, specifying the grounds constituting good reason.   A “change in control” shall be deemed to occur if (i) the direct or indirect beneficial ownership (within the meaning of Section 13(d) of the Exchange Act, and Regulation 13D thereunder) of 50% or more of the outstanding shares of Common Stock is acquired or becomes held by any person or group of persons (within the meaning of Section 13(d)(3) of the Act), but excluding the Company and any employee benefit plan sponsored or maintained by the Company; (ii) a capital reorganization, merger or consolidation involving the Company closes or is consummated, unless (A) the transaction involves only the Company and one or more of the Company’s parent corporation and wholly owned (excluding interests held by employees, officers and directors) subsidiaries, or (B) the stockholders who had the power to elect a majority of the Board immediately prior to the transaction have the power to elect a majority of the board of directors of the surviving entity immediately following the transaction; or (iii) the sale of all or substantially all of the Company’s assets to another corporation, person or business entity closes or is consummated.  “Cause” and “good reason” have the same definitions as contained in Mr. Connaghan’s employment agreement.

The Company entered into employment agreements with Michael Mickens, the Company’s Vice President, Sales and Client Services, and Joseph Trepanier III, the Company’s Chief Financial Officer, in August and October 2008, respectively.  Both employment agreements terminate in February 2010.  Except for compensation, Mr. Mickens’s and Mr. Trepanier’s employment agreements contain similar terms.  Each agreement provides that the Company may terminate the officer’s employment at any time with at least two weeks’ notice, but that if the Company terminates employment before February 2010 and without cause as defined in the agreement, then the officer is entitled to six months’ base salary and paid benefits as severance.

On August 15, 2008, the Company granted to Mr. Mickens and Mr. Trepanier incentive stock options to purchase 50,000 and 80,000 shares of Common Stock, respectively.  The exercise price for the options is $1.54 per share.  Subject to accelerated vesting as described below, the options vest in 16 equal quarterly installments beginning in November 2008 and ending in August 2012.  If termination occurs without cause within six months after a change of control as defined in the agreement, then 50% of the outstanding stock options and restricted stock that vest over a time schedule and remain unvested at the termination date will become vested.  Restricted shares that are subject to vesting via achievement of performance targets (such as the bonus plan grants described below) are not included in this acceleration provision.

The Company entered into an employment agreement with James Emerson, the Company’s Vice President, Technology and Development, in March 2009.  The employment agreement terminates in September 2010.  Except for compensation, Dr. Emerson’s employment agreement contains terms similar to those of Messrs. Mickens and Trepanier, including the provision that the Company may terminate Dr. Emerson’s employment at any time with at least two weeks’ notice, but that if the Company terminates employment before September 2010 and without cause as defined in the agreement, then Dr. Emerson is entitled to one month’s base salary plus his monthly base salary for the number of months equivalent to his time employed by us, not to exceed six months’ salary, and paid benefits as severance.

In March 2009, the Company and each of Messrs. Mickens and Trepanier, and, in April 2009, the Company and Dr. Emerson entered into an executive bonus agreement related to each officer’s incentive bonus for 2009.  Pursuant to the agreement, in the event of an “acceleration event,” the Company will be obligated to pay the officer 100% of any unpaid portion of his 2009 cash bonus and all of the officer’s unvested restricted shares will automatically vest.  The definitions of “acceleration event” and “change in control” are the same as contained in Mr. Connaghan’s executive bonus agreement.  “Cause” has the same definition as contained in each officer’s employment agreement.  “Good reason” is defined as the occurrence of any of the following without the officer’s consent: (i) the officer’s base salary is materially reduced; (ii) the officer is transferred to a job location that is more than 50 miles from the Company’s current principal place of business; (iii) the surviving entity materially breaches the terms of the officer’s employment agreement; or (iv) the officer’s operating responsibilities with the surviving entity are a material reduction from his responsibilities with the Company.

In March 2009, the Company entered into a variable commission plan with Mr. Mickens effective January 1, 2009.  If an “acceleration event” (as defined by the executive bonus agreement discussed above) occurs and Mr. Mickens’s severance is activated, Mr. Mickens will be entitled to a payout of 50% of his remaining on target bookings commissions for 2009 (as calculated in the variable commission plan).

The description of the above agreements between the Company and each of Messrs. Connaghan, Mickens and Trepanier and Dr. Emerson are qualified in their entirety by reference to their respective employment agreements filed as Exhibits (e)(4), (e)(5), (e)(6) and (e)(7) and the form of the executive bonus agreement filed as Exhibit (e)(8), which are incorporated herein by reference.

If the Offer is consummated, a “change in control” will have occurred, which could trigger the following cash payments for the Company’s executive officers pursuant to their employment and executive bonus agreements:

Name	Salary	Bonus; Commission	Estimated Benefits
M. Denis Connaghan	$325,000	$87,500	$32,500
Jay Trepanier	$90,000	$48,750	$9,000
Michael Mickens	$90,000	$18,000; $66,500	$9,000
James Emerson	$90,000	$45,000	$9,000

Treatment of Restricted Stock Held by Current Directors and Executive Officers.

Pursuant to the Merger Agreement, immediately prior to the Effective Time any then-outstanding restricted shares of Common Stock shall become fully vested and all restrictions thereon shall lapse.  Such Shares of Common Stock shall then be immediately converted into the right to receive the Merger Consideration.

The Company’s non-employee directors do not hold any shares of restricted stock.  As of May 31, 2009, executive officers of the Company held an aggregate of 397,313 shares of restricted stock, of which an aggregate of 50,256 shares were vested as of that date.

If the Merger is consummated, the following accelerated vesting of restricted shares will occur for the Company’s executive officers pursuant to the terms of the Merger Agreement:

Name	Accelerated Restricted Shares and Value(1)
M. Denis Connaghan	214,312; $364,330
Jay Trepanier	59,783; $101,631
Michael Mickens	26,087; $44,348
James Emerson	46,875; $79,688

(1)  Value is based on the number of restricted shares multiplied by $1.70, which is the cash value of the Offer Price.

Treatment of Options held by Current Directors and Executive Officers.

Pursuant to the Merger Agreement, all outstanding options to purchase shares of Common Stock (whether or not then exercisable) shall become fully vested and exercisable immediately prior to the Effective Time.  To the extent not exercised, each option shall be canceled at the Effective Time, and the holder thereof shall be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of (1) the Cash Value of the Offer Price, over (2) the exercise price per share of Company Common Stock subject to such option, and (ii) the total number of shares of Company Common Stock subject to such fully vested and exercisable option as in effect immediately prior to the Effective Time that have not been exercised.  If such amount is negative, no payment shall be made and such shares shall be cancelled.

As of May 31, 2009, the Company’s non-employee directors held no options to purchase shares of Common Stock with an exercise price of less than $1.70 per share, and an aggregate of 353,350 shares of Common Stock with an exercise price of greater than or equal to $1.70 per share, of which an aggregate of 80,166 were unvested as of that date.  As of May 31, 2009, the Company’s executive officers held options to purchase an aggregate of 575,000 shares of Common Stock with an exercise price of less than $1.70 per share, of which an aggregate of 516,875 were unvested as of that date, and an aggregate of 50,000 shares of Common Stock with an exercise price of greater than or equal to $1.70 per share, of which an aggregate of 37,500 were unvested as of that date.

If the Merger is consummated, the following accelerated vesting of stock options will occur for the Company’s executive officers and directors pursuant to the terms of the Merger Agreement:

Name	Accelerated Stock Options and Value(1)
M. Denis Connaghan	306,250 options; $183,750
Jay Trepanier	15,000 options; $2,850 80,000 options; $12,800
Michael Mickens	37,500 options; no value 40,625 options; $6,500
James Emerson	75,000 options; $77,250
Robert Brill	15,083 options; no value
Peter Collins	12,500 options; no value
Kenneth Jennings	25,000 options; no value
Hans Lindroth	15,083 options; no value
Donald Russell	12,500 options; no value

(1)  Value is based on the difference between $1.70 and the exercise price of the option multiplied by the number of options.

(b)	Arrangements with Offeror and Merge Healthcare.

Merger Agreement.

The summary of the Merger Agreement contained in the section titled “Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in the section titled “The Offer – Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and are incorporated herein by reference.

Stockholder Support Agreement.

The summary of the Stockholder Support Agreement (the “Stockholder Support Agreement”), dated as of May 30, 2009, by and between Merge Healthcare and each of the directors, executive officers and certain stockholders of the Company, contained in the section titled “The Offer – Interests of Certain Persons – Arrangements with Merge Healthcare” of the Offer to Purchase, is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Stockholder Support Agreement which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement.

The Company and Merge Healthcare entered into a mutual Confidentiality and Non-Disclosure Agreement dated as of May 6, 2009 (the “Confidentiality Agreement”). Each party agreed that any information furnished to it would be kept confidential and would be used only for the purpose of evaluating a possible transaction. Each party also agreed, among other things, to restrict access of all confidential information received from the other party to only those employees and consultants of the receiving party who need to be informed of such confidential information for the purpose of evaluating a possible transaction between the parties, and only if such employees and consultants sign agreements of confidentiality that contain substantially the same obligations contained in the Confidentiality Agreement. This description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4.  The Solicitation or Recommendation.

(a)	Recommendation.

At a meeting held on May 29, 2009, the Board of Directors of the Company (the “Board”) unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders; (ii) approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Company’s stockholders accept the Offer and tender their Tender Shares thereunder and, if applicable, approve and adopt the Merger Agreement and the Merger.

(b)	Background and Reasons for the Recommendation.

Background of the Merger and the Offer.

The Company offers a broad range of clinical trial technology and services, including electronic data capture, handheld devices, and interactive voice and Web response software, designed to speed and improve the process of collecting data in clinical trials performed for drug and medical device development.  The Company provides pharmaceutical, biotechnology, medical device companies and contract research organizations with integrated software technology and services designed to significantly reduce the time spent collecting clinical trials data and managing clinical trials performance, using an automated and easy-to-use mechanism to collect data directly from clinical investigators and patients.  The Company believes that its automated data collection software enables its customers to reduce overall clinical trial research costs, enhance data quality and reduce the time it takes to close a study database.

The Company’s principal sources of cash have been from revenues from software application-hosting and related services as well as from proceeds from the issuance of various debt instruments and the sale of equity securities.  At March 31, 2009, the Company had an accumulated deficit of approximately $46.7 million, including a net loss of approximately $15.8 million for the year ended December 31, 2008 and of approximately $1.0 million for the three months ended March 31, 2009.  The Company believes its existing cash, cash equivalents, short-term investments, and cash provided by operating activities and the Company’s debt facilities will be sufficient to meet its working capital and capital expenditure needs through 2009. Net service revenues decreased 17.5% for the year ended December 31, 2008, primarily the result of the timing of new project starts during 2008.  Although the Company experienced significant growth in awards throughout 2008, customers delayed starting a substantial portion of those studies.  This, along with the fact that the Company experienced $3.9 million in cancellations throughout 2008, had an unfavorable impact on 2008 revenue.   Overall cancellations increased by 44.4% in 2008.  Net service revenues decreased 2.2% to $3.6 million for the three months ended March 31, 2009 as compared to the three months ended March 31, 2008.  The decrease in net revenue is primarily the result of a 32.3% decline in active studies during the first quarter of 2009.  During the quarter ended March 31, 2009, the Company experienced cancellations of $5.0 million and ended the quarter with $3.3 million of studies on hold. The cancellations and studies on hold in 2008 and the first quarter of 2009 were a direct reflection of the economic times and the fact that customers are opting to cancel studies sooner than was the case in the past, especially if they do not show promising results early in the study.  As a result, total available backlog decreased 26.3% to $18.5 million at March 31, 2009 compared to $25.1 million at December 31, 2008.  Of the $18.5 million backlog, $2.5 million was scheduled to start later than six months, or after September 30, 2009.  Approximately 47% and 46% of the Company’s total available backlog as of March 31, 2009 and December 31, 2008, respectively, consisted of fully executed contracts.

In September 2008, Robert Brill, the Company’s Chairman, had discussions with Greg Berlacher of Emerging Growth Equities, Ltd. (“EGE”), an investment banking firm, to discuss the Company’s business and potential strategic opportunities.  On October 6, 2008, because of the general, economic, financial and business circumstances discussed in the preceding paragraph, the Company engaged EGE to evaluate strategic alternatives to enhance stockholder value, including possible acquisitions available to the Company.  The Company hired EGE based on its experience as a financial advisor in mergers and acquisitions as well as its familiarity with the eClinical sector, including the Company.  Shortly after its engagement, EGE began its detailed due diligence on the Company and the eClinical market.  EGE also reviewed potential acquisition candidates and joint venture candidates, as well as candidates for other strategic transactions, including a sale of the Company.  Given the Company’s existing customer base, limited infrastructure and low capital resources, EGE, in analyzing potential strategic candidates, focused on companies with the infrastructure and capital to absorb and continue the Company’s technology and service offerings and its existing customers.  This approach produced a focused list of strategic candidates.  The Company issued a press release announcing its engagement of EGE, which resulted in EGE receiving numerous inquiries from third parties. EGE followed up with all inquiries.

During EGE’s efforts, numerous possible strategic candidates never moved forward with an indication of interest. The Company believes that this lack of interest was primarily attributable to the slowdown nationally and globally in pharmaceutical research and development, which led to studies being cancelled or delayed.  As a result, potential strategic partners were hesitant to pursue mergers, acquisitions and other strategic partnerships because of the impact these study cancellations and delays were having on eClinical companies, including the Company.

In November 2008, the Company hired Denis Connaghan as its Chief Executive Officer as part of its management reorganization that began in July 2008 with the resignation of its former chief executive officer.  Mr. Connaghan replaced the Company’s interim chief executive officer and also became a director of the Company.  Mr. Connaghan was hired to guide the Company as it is evaluated and reviewed in a  general manner various strategic merger and acquisition alternatives.  With Mr. Connaghan’s hiring, EGE instituted a weekly call with the Company’s Board of Directors to keep them apprised of its efforts on the Company’s behalf.  During these weekly calls, EGE reviewed the results of its due diligence, its discussion, if any, with possible strategic candidates and possible strategic alternatives.

In January 2009, the Company received a letter, dated January 7, 2009, from Merge Healthcare citing its interest in a possible transaction with the Company and setting forth possible terms of a transaction, all of which were subject to, among other things, due diligence by Merge Healthcare.  Mr. Connaghan, Donald Russell, a Company director, and Jay Seid of EGE, met with representatives of Merge Healthcare to discuss a possible transaction on general terms.  Merge Healthcare, however, refused to agree to a confidentiality agreement with a standstill provision, and the Company and Merge Healthcare ceased contact at that time.

In January 2009, EGE contacted Ted Kaminer, the Chief Financial Officer of Bio-Imaging Technologies, Inc. (“Bio-Imaging”), to determine whether Bio-Imaging had any interest in discussing a potential strategic transaction with the Company.  Immediately following the conversation, representatives of EGE informed Mr. Connaghan that Mark Weinstein, Bio-Imaging’s Chief Executive Officer, and Mr. Kaminer would be interested in meeting to further discuss a potential acquisition of the Company.  EGE representatives immediately communicated with Messrs. Weinstein and Kaminer and indicated that the Company was prepared to sign a confidentially agreement and schedule a meeting to discuss a transaction.    EGE delivered a draft confidentiality agreement, including a standstill provision, to Mr. Kaminer of Bio-Imaging on January 13, 2009, which Bio-Imaging signed on January 16, 2009.

On February 4, 2009, the Company and Bio-Imaging met in New York City and engaged in preliminary discussions regarding a potential strategic transaction between the Company and Bio-Imaging.  Messrs. Connaghan and Weinstein each gave an overview of their respective companies.  The parties discussed, at a very high level, how the two companies could combine in a way that would be compelling for each.

Over the next few days, Mr. Weinstein had telephone calls with Messrs. Berlacher and Seid of EGE to request additional financial and operational information regarding the Company in order for Bio-Imaging to assess its interest in pursuing a potential strategic transaction of the Company.  Messrs. Berlacher and Seid continued to explore with Messrs. Connaghan and Trepanier other potential strategic scenarios with any third parties that had expressed interest in the Company, although none had presented any specific transaction structure or details.

At a meeting of the Board on February 25, 2009 at the Company’s offices, Greg Berlacher, Jill Meyer and Jay Seid of EGE, who were participating by telephone, presented the Board with an update on its work and contacts regarding potential strategic transactions.  The board reviewed potential alternatives in various scenarios in a general manner because no specific transaction details had been suggested by any interested party.  Donald R. Reynolds of the Company’s counsel, Wyrick Robbins Yates & Ponton LLP, also attended this meeting and advised the Board during its deliberations.  The Board, however, did not reach any conclusion on any of these scenarios.

A second meeting between the Company and Bio-Imaging was held in New York City on March 18, 2009.  The meeting was designed to enable Bio-Imaging to speak directly to management of the Company about its operations.  The parties reviewed and discussed the operations of the Company and Michael Mickens, the Company’s Vie President of Sales and Client Services, gave a report on the Company’s sales.  Following this meeting, EGE prepared a preliminary financial review of the potential business combination based on the publicly available analyst’s estimates for Bio-Imaging contained in the then latest analyst report issued by EGE.  The analysis was conducted at a very high level due to the lack of forward-looking information available for Bio-Imaging.  The analysis was based on a combination of the two companies and projected operating revenue through 2010, assuming anticipated cost savings resulting from the combination of the companies.

On March 31 2009, Mr. Kaminer of Bio-Imaging called Mr. Berlacher of EGE to propose a potential strategic transaction between Bio-Imaging and the Company.  The proposal did not specify a particular structure for the acquisition, but did set an exchange ratio of 0.2 shares of Bio-Imaging Common Stock for each share of the Company’s stock.

At a telephonic meeting on April 1, 2009, the Board met to review the strategic proposal from Bio-Imaging.  Greg Berlacher, Jay Seid, Jill Steier and Josh Fine of EGE reviewed with the Board its analysis of Bio-Imaging and the proposal.  EGE included in its summary various financial comparisons between Bio-Imaging and the Company, including historical performances of each company and estimated financial information based on a combined company.  Mr. Seid also summarized EGE’s discussions with Bio-Imaging’s financial advisors concerning Bio-Imaging’s operations.  The Board reviewed and discussed the forecasted numbers and analyses provided by EGE.  The Board also considered potential synergies of the combined company, the strategic and competitive implications, the form and amount of the proposed consideration, and potential alternatives to the proposal.  The Board also discussed the likely costs and timing of an acquisition of the Company by Bio-Imaging.  Based on its review, the Board instructed EGE to make a counteroffer seeking a higher acquisition price.  At this meeting, Mr. Reynolds reviewed the duties and responsibilities of directors in the context of a potential transaction, including the duties of care, loyalty and good faith.  Mr. Reynolds asked the directors to disclose any conflicts of interest with respect to the proposed transaction and none were noted.

The Board met again telephonically on April 3, 2009.  At this meeting, Mr. Connaghan reviewed management’s analyses of various scenarios for the Company continuing as an independent entity, whether as a public company or as a private company.  He reviewed the Company’s need to conserve cash and that remaining independent was a possibility but it would likely severely limit its ability to grow due to a lack of capital resources, with the result that the Company might become a niche player in its field.  Mr. Connaghan also explained that remaining independent would not likely provide any significant liquidity for the Company’s investors.  The Board considered the different scenarios of operating the Company as an independent entity, specific future cost estimates for the Company, and other matters related to the strategic outlook of the Company.  Mr. Reynolds advised the Board on strategic alternatives, including different business organizational structures and potential timelines of a reorganization of the Company.  The directors agreed to reconvene the following week to discuss all of these issues further.

Through April 6, 2009, Messrs. Berlacher and Seid had numerous additional conversations with Mr. Kaminer of Bio-Imaging and discussed in detail the requested increased consideration and, in general terms and without any commitment or decision, the various forms of a possible transaction.  Messrs. Weinstein and Kaminer resisted increasing the stock consideration because of their belief that the Bio-Imaging stock was undervalued and the potential dilution to Bio-Imaging’s existing stockholders.  EGE discussed the negotiations with Mr. Connaghan daily during this period.  On April 6, 2009, Bio-Imaging, in a telephone conversation with Messrs. Berlacher and Seid of EGE, revised its offer to 0.2 shares of Bio-Imaging Common Stock and $0.15 in cash.

On April 7, 2009, the Board convened a special meeting via telephone that Messrs. Berlacher and Seid of EGE and Mr. Reynolds of Wyrick Robbins also attended.  Mr. Connaghan and Mr. Berlacher of EGE each updated the Board on their discussions with Bio-Imaging about the proposed transaction. Messrs. Connaghan and Berlacher summarized Bio-Imaging’s position on the increased transaction consideration, now consisting of Bio-Imaging stock and cash. The directors discussed in detail Bio-Imaging’s offer and the transaction process from a legal perspective.  The directors then unanimously approved the appointment of a Mergers and Acquisitions Committee consisting of Messrs. Brill, Russell and Connaghan to negotiate the general terms and provisions of the proposed transaction with Bio-Imaging.  These individuals were elected due to their positions as Chairman (Mr. Brill) and President (Mr. Connaghan) of the Company, as well as being the directors most involved to date in the process.

Shortly afterward, the Company and Bio-Imaging began their due diligence reviews of each other.  The Company posted its due diligence materials to a virtual data room, and the parties held diligence meetings on April 16, 20, 21 and 27, 2009 at which Company records were reviewed.

From April 20 through May 4, 2009, the Company and Bio-Imaging negotiated the final terms of a merger agreement with the assistance of their respective legal and financial advisors.  These negotiations centered on two main points: the type of consideration to be paid, which ultimately was set at the combination of cash, Bio-Imaging common stock and Bio-Imaging preferred stock because Bio-Imaging did not have enough authorized common stock to issue all of the stock consideration in shares of its common stock; and the structure of the transaction, which ultimately was set as a tender offer and subsequent merger rather than a merger alone, due to shorter time expected to complete a tender offer than a straight merger.

The Board met on May 1, 2009 for the purpose of reviewing the terms of the proposed Bio-Imaging merger agreement.   Also in attendance were Messrs. Berlacher and Seid of EGE, the company’s financial advisor, and Mr. Reynolds of Wyrick Robbins.  Mr. Reynolds reviewed the terms of the Bio-Imaging merger agreement and the relevant corporate legal approvals necessary to consummate the Bio-Imaging offer and merger, noting that no regulatory approvals were necessary.  Mr. Seid reviewed with the Board his firm’s analyses of the Company, Bio-Imaging and the proposed transaction.  At the conclusion of the review of EGE’s analyses, Mr. Seid indicated to the Board that EGE was prepared to deliver an opinion that the consideration to be received by the Company stockholders in the Merger is fair, from a financial point of view. The Board engaged in detailed discussion of the proposed transaction, and unanimously approved proceeding to finalize the Bio-Imaging merger agreement, but agreed to reconvene on Monday, May 4, 2009 to continue its deliberations on the transaction.

The Board then reconvened after the stock market had closed on Monday, May 4, 2009 because the consideration was a fixed ratio of cash and Bio-Imaging stock and the Board wanted a set value that the consideration would represent on which to make its decision.  In attendance again were Messrs. Berlacher, Seid and Reynolds.  After an update on negotiations over the weekend on final technical terms of the Merger Agreement by Mr. Reynolds, Mr. Seid presented EGE’s fairness opinion and his firm’s analyses.  After further deliberation, the Board determined that the Bio-Imaging merger agreement and the transactions contemplated thereby were fair to, advisable and in the best interests of the Company’s stockholders and each other relevant corporate constituency and unanimously voted to approve the terms of the Bio-Imaging merger agreement.

The Company and Bio-Imaging signed their merger agreement on May 4, 2009 and issued a joint press release before the opening of the markets on May 5, 2009, announcing the proposed merger and the related transactions.

On May 5, 2009, the Company received an unsolicited proposal with respect to a potential acquisition of the Company from Merge Healthcare.  The Board, in consultation with EGE and Wyrick Robbins, subsequently determined that the unsolicited proposal constituted an acquisition proposal, as defined in the Bio-Imaging merger agreement, that could be a superior proposal, as so defined in the Bio-Imaging merger agreement (these definitions are identical to those in the Merger Agreement), requiring disclosure to Bio-Imaging.  The Company notified Bio-Imaging of its determination on May 6, 2009.  The Company directors also confirmed to each other that none of them had any conflicts of interest with respect to a transaction with Merge Healthcare.

From May 6 to May 15, 2009, representatives of EGE and Wyrick Robbins, on behalf of the Company, negotiated with representatives of Merge Healthcare on the terms of a merger agreement among the Company, Merge Healthcare and a to-be-formed subsidiary of Merge Healthcare.  The parties also entered into a confidentiality agreement, containing a standstill provision, identical to the one the Company entered into with Bio-Imaging.  They conducted due diligence on one another, including Merge Healthcare having access to the Company’s virtual data room, and meetings on May 13 and 14, 2009. The final resulting proposal provided for a tender offer and merger transaction identical to the Bio-Imaging offer except for the consideration offered, which was $0.60 in cash and 0.2584 shares of Merge Healthcare common stock, which fraction was valued at $0.60, based on a volume-weighted average of Merge Healthcare’s stock price over the 15 trading days ended May 14, 2009, for a total cash value of $1.20 per Share.  From the outset of the negotiations, the Company insisted to Merge Healthcare that the merger agreement with Merge Healthcare had to be substantively identical to that with Bio-Imaging.  On May 15, 2009, Merge Healthcare delivered a proposed merger agreement to the Company, which was identical to the Bio-Imaging merger agreement except as to the consideration offered, the inclusion of references to the termination of the Bio-Imaging merger agreement and the payment of termination fees and expenses thereunder, factual differences in Merge Healthcare’s representations, the removal of stockholder approval of an amendment to the certificate of incorporation to increase the authorized shares of Bio-Imaging common stock because Merge Healthcare currently has sufficient authorized common stock to effect its proposed tender and merger, and some minor technical revisions.  At the same time, Merge Healthcare also delivered a proposed stockholder support agreement to be entered into by the Company’s directors and executive officers and the same stockholders who entered into the stockholder support agreement with Bio-Imaging, which was substantially identical to the Bio-Imaging stockholder support agreement.

On May 15, 2009, the Company’s Board of Directors met to evaluate the Merge Healthcare proposal and the Merge Healthcare merger agreement.  After consultation with Wyrick Robbins and EGE, the Company’s Board of Directors unanimously determined in good faith that the Merge Healthcare proposal, including the Merge Healthcare merger agreement, was a superior proposal.

On the afternoon of May 15, 2009, the Company gave written notice to Bio-Imaging of the Merge Healthcare offer.  In compliance with the Bio-Imaging merger agreement, the Company could not exercise its right to terminate the Bio-Imaging merger agreement until Wednesday, May 20, 2009. Therefore, the notice indicated that the Company’s Board of Directors intended to, on May 20, exercise its right to terminate the Bio-Imaging merger agreement in order to concurrently enter into the Merge Healthcare merger agreement if it was a superior proposal at that time.  Also on May 15, 2009, the Company and Bio-Imaging entered into an amendment to their merger agreement to clarify certain of its provisions.

On the evening of May 18, 2009, Bio-Imaging delivered to the Company a proposed amendment to its merger agreement to increase the cash portion of its offer from $0.15 to $0.62.

The Board met telephonically on May 19, 2009 for the purpose of reviewing the terms of the increased Bio-Imaging offer. Also in attendance were Mr. Seid of EGE, the Company’s financial advisor, and Mr. Reynolds and other representatives of Wyrick Robbins.  The Board reviewed the terms of increased Bio-Imaging offer and the Merge Healthcare offer in detail, including the relative strategic merits of each, the impact of current market volatility and the different periods the proposals used to value the stock consideration, the liquidity of each and other relevant matters.  Mr. Seid reviewed with the Board the increased Bio-Imaging offer and delivered to the Board his firm’s verbal opinion, subsequently expressed in writing, that the increased consideration to be received by the Company stockholders in the proposed merger with Bio-Imaging was fair, from a financial point of view. The Board engaged in detailed discussion of the increased Bio-Imaging offer.  After its deliberation, the Board determined that the terms of increased Bio-Imaging offer were fair to, advisable and in the best interests of the Company’s stockholders and each other relevant corporate constituency and unanimously voted to approve the terms of the increased Bio-Imaging offer.  The Board also unanimously authorized management of the Company to notify Merge Healthcare that its offer was no longer a superior proposal.  Following the Board meeting, the Company and Bio-Imaging executed an amendment to the Bio-Imaging merger agreement and thereafter the Company sent a written notice to Merge Healthcare that its offer was no longer a superior proposal.

On the evening of May 19, 2009, the Company and Bio-Imaging entered into an amendment to their merger agreement to increase the purchase price.  They issued a joint press release before the opening of the markets on May 20, 2009, announcing the execution of the amendment to the Bio-Imaging merger agreement.

On the evening of May 20, 2009, the Company received a letter from Merge Healthcare offering to increase the stock portion of its offer to be 0.3451 shares of Merge Healthcare common stock, which was valued at $0.88, based on a volume weighted average of Merge Healthcare’s stock price over the 20 trading days ended May 20, 2009.  Merge Healthcare also agreed that its merger agreement would not be revised other than to reflect the increased consideration offered.

On May 21, 2009, the Board met telephonically for the purpose of reviewing the terms of the increased Merge Healthcare offer.  Also in attendance were Messrs. Berlacher and Seid of EGE and Mr. Reynolds and other representatives of Wyrick Robbins.  The Board reviewed the terms of the increased Merge Healthcare offer and the terms of the amended Bio-Imaging merger agreement in detail, including the relative strategic merits of each, the impact of current market volatility, the historical prices of Bio-Imaging stock and Merge Healthcare stock and other relevant matters.  Mr. Reynolds reviewed with the Board its fiduciary duties.  Mr. Seid reviewed with the Board the increased Merge Healthcare offer. The Board then engaged in detailed discussion of the increased Merge Healthcare offer and the amended Bio-Imaging merger agreement, but agreed to reconvene on Friday, May 22, 2009 to continue its deliberations.  the Company gave notice to Bio-Imaging of the increased Merge Healthcare proposal, as required by their merger agreement, and requested both Bio-Imaging and Merge Healthcare to consider increasing their offers further.  Neither did at that time.

On the afternoon of May 22, 2009, the Board met telephonically to continue its deliberations of the increased Merge Healthcare offer.  Also in attendance were Messrs. Berlacher and Seid of EGE and Mr. Reynolds and other representatives of Wyrick Robbins.  The Board reviewed the relative strategic merits of the increased Merge Healthcare offer and the amended Bio-Imaging merger agreement, the trading volume and prices of Bio-Imaging stock and Merge Healthcare stock for that day and other relevant matters.  Mr. Reynolds reviewed with the Board its fiduciary duties.  After detailed discussion, the Board determined that the increased Merge Healthcare offer was not a superior proposal, and the Company informed both Bio-Imaging and Merge Healthcare as such.

On May 27, 2009, the Company received a letter and a draft merger agreement from Merge Healthcare whereby Merge Healthcare increased the value of its offer to be $0.80 in cash and 0.3348 shares of Merge Healthcare Common Stock (which is the Offer Consideration and the Merger Consideration).   On the afternoon of May 27, 2009, the Board met telephonically to continue its deliberations of the increased Merge Healthcare offer.    Also in attendance were Messrs. Berlacher and Seid of EGE and Mr. Reynolds and other representatives of Wyrick Robbins.  The Company board reviewed the terms of the increased Merge Healthcare offer, including historical prices of Bio-Imaging stock and Merge Healthcare stock and other relevant matters.  After consultation with Wyrick Robbins and EGE, the Board unanimously determined in good faith that the increased Merge Healthcare offer, including the revised Merge Healthcare merger agreement (which is the Merger Agreement), was a superior proposal.

On the afternoon of May 27, 2009, the Company gave written notice to Bio-Imaging of the increased Merge Healthcare offer.  In compliance with the Bio-Imaging merger agreement, the Company could not exercise its right to terminate the Bio-Imaging merger agreement until Saturday, May 30, 2009. Therefore, the notice indicated that the Board intended to, on May 30, exercise its right to terminate the Bio-Imaging merger agreement in order to concurrently enter into the Merge Healthcare merger agreement if it was a superior proposal at that time.

On the evening of May 28, 2009, Bio-Imaging delivered to the Company a proposed amendment to the Bio-Imaging merger agreement to increase the preferred stock portion of the Bio-Imaging offer from 0.076 shares to 0.113 shares.

The Board met telephonically on the morning of May 29, 2009 for the purpose of reviewing the terms of the increased Bio-Imaging offer. Also in attendance were Messrs. Berlacher and Seid and other representatives of EGE, the Company’s financial advisor, and Mr. Reynolds and other representatives of Wyrick Robbins.  The Board reviewed the terms of the increased Bio-Imaging offer in detail and compared the terms of the Bio-Imaging increased offer, including the liquidity of the preferred stock portion, to those of the Offer and other relevant matters.  Mr. Seid reviewed with the Board the increased Bio-Imaging offer and his firm’s analyses of the Company, Merge Healthcare and the proposed transaction, which are summarized below in “Opinion of Emerging Growth Equities Ltd., Financial Advisor to the Company” and consisted of an analysis of selected publicly traded comparable companies, an analysis of trading volume of the Company and Merge Healthcare, an analysis of selected merger and acquisition transactions by comparable companies and a premium paid analysis.  Mr. Seid then delivered to the Board his firm’s verbal opinion, subsequently expressed in writing (which is attached as Annex I hereto), that the consideration to be received by the Company stockholders from Merge Healthcare in the Merger is fair, from a financial point of view. The Board engaged in detailed discussion of the increased Bio-Imaging offer.  After its deliberation, the Board determined that, even in light of the increased Bio-Imaging offer, the Merge Healthcare offer was a superior proposal.  The Board then determined that the Offer and the Merger, were fair to, advisable and in the best interests of the Company’s stockholders and each other relevant corporate constituency and unanimously voted to approve the terms of the Offer and the Merger.  The Board also unanimously authorized management of the Company to notify Bio-Imaging that its increased offer was not a superior proposal.

Bio-Imaging did not make another offer prior to midnight on May 29, 2009.  As a result, the Company, Merge Healthcare and Merger Sub executed the Merger Agreement.

As of the date of this Schedule 14D-9, the Board unanimously recommends that the Company stockholders accept the Offer and tender their shares to Offeror pursuant to the Offer, and, if applicable, vote in favor of the Merger.

Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Common Stock accept the Offer and tender their shares pursuant to the Offer and, if applicable, approve the Merger and the Merger Agreement, the Board consulted with the Company’s management and legal and financial advisors and considered a number of factors, including the following considerations and deliberations:

•
Financial Condition and Prospects of the Company. The Board considered its knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial outlook and prospects if it were to remain an independent company in the current and anticipated economic environment. The Board discussed and deliberated at length concerning the Company’s current financial outlook, including the risks associated with achieving and executing upon the Company’s business plans, and the Company’s cash resources. The Board considered the Company’s projected revenues and operating expenses, the need to obtain operating capital in the future, the risk that such capital would be available on favorable terms, or at all, and the impact of further efforts to reduce operating expenses on the Company’s business. The Board also considered the competitive environment in which the Company operates and the potential impact on its current and potential customers of further cost reduction measures and/or the inability to raise additional capital.

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Competitive Environment. The Board considered the competitive environment in which the Company operates and the competitive challenges facing the Company if it remained as an independent company, including current economic and financial market conditions and competition with companies with greater scale and access to resources.

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Historical Trading Prices. With assistance from EGE, the Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represents a premium of approximately 138% and 100%, respectively, over the average closing price of the Common Stock on the Nasdaq Global Market for the 30 trading days prior to May 4, 2009, the last trading day prior to announcement of the original Bio-Imaging merger agreement, and May 28, 2009, the last trading day prior to the Board’s approval of the Merger Agreement.

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Financial Condition and Prospects of Merge Healthcare.  The Board discussed and deliberated at length, and considered the analysis of EGE of, Merge Healthcare’s business, financial condition and results of operations, including its seasoned management team, and greater financial resources and access to capital than the Company.

•	No Financing Condition. The Board considered that neither the Offer nor the Merger are subject to a financing condition.

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Prior Acquisition History of Merge Healthcare.  The Board considered Merge Healthcare’s history of successful acquisitions and integration of the acquired companies and the Board’s belief that the Offer and the Merger could be completed relatively quickly and in an orderly manner.

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Cash and Stock Tender Offer.  The Board considered the fact that the Offer and the Merger give Company stockholders the ability to achieve liquidity for some of their shares of Common Stock and, importantly, the ability of Company stockholders to participate in any future appreciation in value of the combined company through the receipt of the Merge Healthcare Common Stock as part of the Offer Consideration and Merger Consideration.  The Board also considered Merge Healthcare’s size and financial position, and its ability to pay the cash portion of the Offer Price without the need for a financing condition.

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Fixed Offer/Merger Consideration.  The Board considered that the Offer Consideration and the Merger Consideration is fixed, which will allow holders of Common Stock to participate in any appreciation in the value of Merge Healthcare Common Stock prior to the Effective Time.

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Certainty of Value. The Offer provides for a tender offer for all shares of Common Stock held by Company stockholders to be followed by the Merger for the same consideration, thereby enabling Company stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares and eliminating any uncertainties in valuing the Merger Consideration to be received by the Company stockholders.

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Results of Discussions with Third Parties. The Board, with the assistance of its advisors, discussed and considered the results of discussions that the Company’s management and its advisors had had with Merge Healthcare and other third parties, including Bio-Imaging, regarding a possible business combination or similar transaction with the Company and the ability of other bidders to make, and the likelihood that other bidders would make, an offer at a higher price. Based on those discussions and considerations, and the Company’s extensive negotiations with both Merge Healthcare and Bio-Imaging, the Board believed that the Offer Price represented the highest price reasonably attainable.

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Opinion and Analyses of the Company’s Financial Advisor. The opinion of EGE to the Board, dated May 30, 2009, to the effect that, as of May 29, 2009, the per share consideration consisting of $0.80 in cash and 0.3448 of a share of Merge Healthcare Common Stock to be received by the holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, together with EGE’s related financial analyses as presented to and discussed with the Board. The full text of the EGE opinion, which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken, is attached to this document as  Annex I  and is incorporated by reference. The Board was aware that EGE becomes entitled to the fees described in Item 5 upon rendering its opinion and upon the consummation of the Offer.

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Transferability of Merge Healthcare Common Stock.  The Board considered the liquidity and stability of the market for the shares of Merge Healthcare Common Stock to be issued to Company stockholders in the Offer and the Merger, and that those shares will be registered with the SEC and will be freely tradable by Company stockholders who are not affiliates of Merge Healthcare.

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Stockholder Support Agreement. The Board noted that the stockholders who executed the Stockholder Support Agreements, who together control approximately 33% of the voting rights of the Company’s Common Stock, have agreed to tender their shares in the Offer pursuant to the Stockholder Support Agreements. The Board also noted that the Stockholder Support Agreements will terminate if the Merger Agreement is terminated in accordance with its terms.

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Public Announcement of the Offer and the Merger. The Board considered the anticipated beneficial effect of a public announcement of the Offer and execution of the Merger Agreement, including potential effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

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Merger Agreement Terms and Conditions. The Board reviewed, considered and discussed with the Company’s management and the Company’s legal and financial advisors the terms and conditions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties. The matters considered included:

o	The Board’s view that the material terms of the Merger Agreement, taken as a whole, were as favorable as or more favorable than those found in comparable acquisition transactions.

o	The availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL.

o	The Board’s assessment of Merge Healthcare’s financial strength and the fact that Merge Healthcare and Offeror’s obligations under the Offer are not subject to any financing condition.

o
The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement, Merge Healthcare’s history of completing acquisitions and the absence of significant regulatory approval requirements.

o
The provisions in the Merger Agreement allowing the Company, subject to certain conditions as set forth in the Merger Agreement, to enter into a written agreement concerning a superior proposal (as defined in the Merger Agreement).

o
The provisions in the Merger Agreement allowing the Board, subject to certain conditions set forth in the Merger Agreement, to change its recommendation to the Company’s stockholders with respect to the Offer and Merger if required by the Board’s fiduciary duties.

o	The provisions in the Merger Agreement allowing the Company to terminate the Merger Agreement if the Offeror has not accepted Tender Shares for payment prior to July 29, 2009.

•	Availability of Appraisal Rights. The Board considered that appraisal rights would be available to Company stockholders under Delaware law.

The Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

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Prohibition on Solicitation of Other Offers.  The restrictions in the Merger Agreement on solicitation generally, which prohibit the Company from soliciting any acquisition proposal or offer for a merger or business combination with any other party, including a proposal that might be advantageous to the Company stockholders when compared to the terms and conditions of the Offer and the Merger, and further prohibit the Company from entering into discussions regarding unsolicited proposals unless certain requirements are met.

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Termination Fee. The restrictions that the Merger Agreement imposes on actively soliciting competing bids, and the insistence by Merge Healthcare as a condition to the Offer that the Company would be obligated to pay a termination fee equal to $500,000, plus certain out-of-pocket expenses up to $250,000, under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

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Failure to Close. The conditions to Merge Healthcare’s and Offeror’s obligation to accept the tendered Tender Shares in the Offer and consummate the Merger, and the possibility that such conditions may not be satisfied. The fact that, if the Merger is not completed, the Company’s officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers and employees.

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Pre-Closing Covenants. Under the terms of the Merger Agreement, the Company agreed that it will carry on in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior consent of Merge Healthcare.

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Taxation. The fact that the structure of the Offer and the Merger would probably result in the transaction’s not qualifying as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore that Company stockholders participating in the transaction would recognize any gain or loss in connection with the transaction.

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Fixed Offer/Merger Consideration.  The Board considered that the Offer Consideration and the Merger Consideration is fixed and that the value of the Offer Consideration and the Merger Consideration will decrease if there is any decrease in the value of Merge Healthcare Common Stock prior to the Effective Time.

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Risks Related to Merge Healthcare Common Stock.  The Board considered the risks of owning Merge Healthcare Common Stock, as described in Merge Healthcare’s SEC filings, including risks related to potential delisting of its stock from the Nasdaq Global Market.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

Opinion of the Company’s Financial Advisor

The Company retained EGE to act as its financial advisor and investment banker, and, if requested, to render to the Board an opinion as to the fairness, from a financial point of view, to the holders of the Shares of the per Share consideration to be paid in the Offer and the Merger. At the May 29, 2009 meeting of the Board, EGE delivered to the Board an oral presentation and a subsequent written opinion to the effect that, as of the date and based upon and subject to the qualifications set forth in the written opinion, the aggregate consideration of $0.80 in cash and 0.3448 shares of Merge Healthcare Common Stock per Share was fair, from a financial point of view, to holders of the Shares.  The written opinion was approved by the fairness opinion committee of EGE.  No limitations were imposed by the Board upon EGE with respect to the investigations it made or procedures it followed in rendering its opinion.

The full text of the EGE written opinion dated May 30, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by EGE in rendering its opinion, is attached as Annex I and is incorporated in its entirety herein by reference.  Company’s stockholders are urged to, and should, carefully read the EGE opinion in its entirety. The EGE opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, to holders of Shares of the aggregate per Share consideration to be paid in the Offer and the Merger. The EGE opinion was directed to the Board and was not intended to be, and does not constitute, a recommendation as to whether any of the Company’s stockholders should tender their Shares in connection with the Offer or how any of the Company’s stockholders should vote with respect to the Merger or any other matter.

The summary of EGE's opinion described below is qualified in its entirety by reference to the full text of the opinion, and you are encouraged to read the opinion carefully in its entirety. EGE's opinion does not in any manner address the Company’s underlying business decision to enter into the Merger Agreement, the structure or tax consequences of the proposed Merger or the availability or advisability of any alternatives to the proposed Merger.  EGE's opinion is addressed to the Board and is limited to the fairness, from a financial point of view, of the consideration to be received by the Company’s stockholders in connection with the proposed Merger as provided for in the Merger Agreement. EGE expresses no opinion with respect to any other reasons, legal, business or otherwise, that may support the Company’s stockholders decision to approve or consummate the proposed Merger. EGE's opinion does not constitute a recommendation that the Company approves and consummate the proposed Merger, nor does it constitute a recommendation to any stockholder of the Company as to whether to approve the proposed Merger.

In connection with EGE's review of the proposed Merger and the preparation of its opinion, EGE has, among other things:

•	reviewed and analyzed the financial terms of the proposed Merger as stated in the final version of the Merger Agreement proposed to be executed by the Company;

•
reviewed and analyzed historical publicly available business information and financial results of the Company, including such information and results contained in the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2008 and contained in the Company’s Quarterly Report filed on Form 10-Q for the quarter ended March 31, 2009;

•
reviewed and analyzed certain other operating and financial information of the Company provided by the Company’s management, including the Company’s projections as to the future operating and financial performance of the Company for calendar years 2009 through 2010;

•
discussed with senior executives of the Company certain information relating to the aforementioned items, including the strategic, financial and operational benefits anticipated from the proposed Merger and various other matters which EGE deemed relevant to its opinion;

•	reviewed and analyzed historical market prices and trading volumes for the Shares;

•	reviewed and analyzed publicly available information (including research reports) regarding selected publicly-traded companies EGE deemed comparable to the Company;

•
reviewed and analyzed historical publicly available business information and financial results of Merge Healthcare, including such information and results contained in Merge Healthcare’s Annual Report filed on Form 10-K for the year ended December 31, 2008 and contained in Merge Healthcare’s Quarterly Report filed on Form 10-Q for the quarter ended March 31, 2009;

•	reviewed and analyzed historical market prices and trading volumes for Merge Healthcare’s Common Stock;

•	reviewed and analyzed publicly available information (including research reports) regarding selected publicly-traded companies EGE deemed comparable to Merge Healthcare;

•	reviewed and analyzed publicly available information regarding selected business combinations EGE deemed comparable to the proposed Merger;

•	reviewed and analyzed certain other information EGE deemed relevant for purposes of its opinion with respect to the eClinical market; and

•	performed such other analyses and reviewed such other information as EGE deemed appropriate, including trends prevailing in relevant industries and financial markets.

In rendering its opinion, EGE assumed and relied upon the accuracy and completeness of the financial and other information supplied or otherwise made available to it the Company or any other party, without independent verification, and has further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. In arriving at its opinion, EGE neither performed nor obtained any evaluation or appraisal of the assets or liabilities of the Company, and EGE did not perform or obtain any evaluation or appraisal of the Company’s physical properties and facilities or sales, marketing or service organizations.

With respect to the financial projections provided to or otherwise reviewed by or discussed with EGE, EGE assumed that they have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company, and EGE relied upon each party to advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. In addition to EGE's review and analyses of the specific information set forth above, its opinion reflects and gives effect to its assessment of general economic, monetary, market and industry conditions existing and disclosed to EGE as of the date of its opinion as they may affect the business and prospects of the Company.

For purposes of formulating EGE's opinion, the Company agreed that EGE could assume the following:

•
the proposed Merger would be consummated in all respects in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement contained therein; and

•
in the course of obtaining the necessary regulatory or third party consents and approvals for the proposed Merger, no limitations, restrictions or conditions would be imposed on the Company or the proposed Merger.

Although subsequent developments or material changes in any of the information or circumstances reviewed or considered by EGE may affect its opinion, EGE does not have any obligation to update, revise or reaffirm its opinion to account for any such developments or changes.

Analysis of Selected Publicly Traded Comparable Companies

EGE reviewed and compared certain financial, operating and stock market information related to the Company with other publicly held eClinical companies (the “Comparable Companies”). EGE identified five companies that it deemed comparable to the Company. These companies were deemed by EGE to be comparable to the Company because they each operate in the eClinical marketplace, including imaging and clinical trial support services.   The Comparable Companies utilized were: Phase Forward Inc. (PFWD), eResearch Technologies, Inc. (ERES), Bio-Imaging Technologies, Inc. d/b/a BioClinica (BITI), OmniComm Systems Inc. (OMCM), and DataTrak International, Inc. (DATA).

Using publicly available information, EGE analyzed certain financial, trading and valuation statistics for the Comparable Companies. EGE analyzed enterprise values (calculated as equity value, plus debt, less cash) and equity values, in each case as multiples of last twelve months (“LTM”) revenues. This analysis yielded the following multiples:

	Low	High	Median	etrials
Enterprise Value as a Multiple of LTM Actual Revenues	0.1x	2.7x	1.4x	0.1x

Equity Value as a Multiple of LTM Actual Revenues	0.5x	3.5x	1.7x	0.7x

Using publicly available information (as of May 28, 2009), EGE analyzed year-over-year quarterly revenue results beginning in the first quarter 2008 (Q1 2008 compared to Q1 2007) through the first quarter 2009 (Q1 2009 compared to Q1 2008) for each of the Comparable Companies as compared to the Company.  This analysis is displayed in the following table:

Company	2008				2009
	Q'1	Q'2	Q'3	Q'4	Q'1
PFWD	36%	36%	39%	29%	28%
ERES	60%	43%	42%	4%	-29%
BITI	27%	67%	46%	42%	21%
OMCM	23%	52%	94%	103%	140%
DATA	-41%	-27%	12%	15%	0%
ETRIALS	-9%	-38%	-24%	-33%	-28%

This analysis indicates that the Company has had continuous year-over-year quarterly declines in revenue compared with the Comparable Companies that all displayed positive growth during the same periods (except for ERES from Q1 2009 compared to Q1 2008 and DATA Q1,Q2 2008 compared to Q1,Q2 2007).

Using publicly available information, EGE analyzed operating margins for each of the Comparable Companies as compared to the Company.  The analysis is displayed as set forth below:

Company	2008				2009
	Q'1	Q'2	Q'3	Q'4	Q'1
PFWD	12%	10%	10%	7%	11%
ERES	25%	30%	31%	29%	14%
BITI	9%	11%	10%	15%	8%
OMCM	-207%	-100%	-113%	-82%	-40%
DATA*	-107%	-99%	-66%	-5%	-38%
ETRIALS**	-57%	-57%	-57%	-41%	-25%

*DATA Q2 2008 severance expense and impairment loss has been excluded from margin calculations.  Q4 2008 margins include the forgiveness of a $3.0 million debt obligation.
**etrials Q3 & Q4 amortization of intangible assets and goodwill impairment has been excluded from margin calculation because the magnitude of the amortized amounts would distort the comparison to the Comparable Companies.

This analysis indicated that with the exception of DATA, the Comparable Companies generally had positive and/or increasing margins during the time periods specified.  The Company, due to its continuing and increasing losses, has continuing negative margins that do not reflect significant improvement.

Analysis of Trading Volume of the Company and Merge Healthcare

Using publicly available information, EGE reviewed an analysis of the daily trading volume for the seven-month period ended April 28, 2009 for both the Shares and the Merge Healthcare Common Stock.  This analysis shows the relative liquidity of both companies’ shares over the specified time period.  EGE feels that the current stockholders of the Company will retain added value upon closing of the Merger and receiving Merge Healthcare shares due to the increased liquidity associated with the Merge Healthcare shares, compared to the relative illiquidity of the Shares.

EGE also reviewed the historical stock price and trading volume data for the Shares and compared its historical trading patterns to the trading patterns of certain market indices (Dow Jones Industrial Average and Nasdaq Composite Index) and of the Comparable Companies. EGE noted that the Shares generally performed similarly to the index of Comparable Companies but underperformed the broader market indices.

As noted above, none of the Comparable Companies are identical or directly comparable to the Company. Accordingly, EGE considered the multiples for such Comparable Companies, taken as a whole, to be more relevant than the multiples of any single Comparable Company. Further, an analysis of publicly traded comparable companies is not mathematical; rather, it involves complex consideration and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading of the Comparable Companies.

In its analysis, EGE considered that the overall lower valuation metrics of the Company relative to the Comparable Companies is likely a result of the Company’s significant historical losses, decline in revenue, smaller relative size and capitalization and the limited liquidity of its stock as compared to most of the Comparable Companies.

Analysis of Selected Merger and Acquisition Transactions by Comparable Companies

Using publicly available information, EGE reviewed and compared the purchase prices and implied transaction value multiples paid in the following six selected merger and acquisition transactions of other publicly held eClinical providers (the “Comparable Transactions”). The Comparable Transactions were:

Acquirer	Target	Date
Phase Forward, Inc. (PFWD)	Waban Software	4/22/09
Tripos International	Pharsight (PHST)	9/9/08
Phase Forward, Inc. (PFWD)	Clarix LLC	9/5/08
Parexel International Corp. (PRXL)	ClinPhone (CINHF)	8/14/08
Bio-Imaging Technologies (BITI)	Phoenix Data Systems	3/24/08
eResearch Technology, Inc. (ERES)	ECG division of Covance (CVD)	11/28/07

Based on the information disclosed in each of the Comparable Transactions, EGE calculated and compared transaction values as multiples of LTM revenues and compared such multiples with those implied by the Merger. All multiples were based on financial information available at the closing date of the relevant transaction. The analysis yielded the following multiples:

	Low	High	Average	etrials
Transaction Value as Multiple:

LTM Revenues	1.9x	6.4x	3.0x	1.3x

EGE also reviewed the Comparable Transactions in light of the broad-based decline in the stock market during the twelve months ended April 30, 2009.  During this time period the average decline of the stock price in the Comparable Companies was 45%.  While the LTM Revenue multiple associated with the Offer Consideration is below the low range for the Comparable Transactions, the Company differs from the listed targets in that while the Company has incurred substantial operating losses.  In addition, the Company has had a recent history of declining revenues compared with the targets in the Comparable Transactions whose revenues were either steady-state or growing.  Accordingly, EGE does not believe that multiples of LTM revenues are the most appropriate methodology to utilize in an analysis of the Merger.

Premium Paid Analysis

EGE reviewed current and historical market prices and trading data concerning the Shares for specified periods prior to the announcement of the proposed Merger on June 1, 2009. EGE utilized the Premium Paid Analysis, a market valuation approach, for the purposes of comparing the consideration to be paid in the proposed Merger to the average closing price of the Shares over varying time periods prior to May 28, 2009.   For the purpose of the Premium Paid Analysis, EGE used the price of the Shares as of May 4, 2009, the day prior to the announcement of the initial offer from Bio-Imaging.  On May 28, 2009 the Shares closed at $1.31 per share and the Merge Healthcare Common Stock closed at $3.04 per share.  Accordingly the Offer Consideration represents an implied premium of 30% over the closing price of the Shares on May 28, 2009.  For calculation purposes, EGE assumed the Offer Consideration equates to $1.70 per Share (which is calculated using the 20-day volume-weighted average price of $2.61 for Merge Healthcare common stock as of the close of the market on May 26, 2009, the day prior to the Merge Healthcare proposal.

EGE also reviewed the Offer Consideration and volume-weighted average price (“VWAP”) for the Shares and the Merge Healthcare Common Stock for various time periods ending on May 28, 2009, as set forth below, and calculated the implied premium as of such date EGE informed the Board that the Offer Consideration per share represented a premium to the Shares price per share as of May 28, 2009 and during each time period set forth above.

Date/Date Range	etrials VWAP at May 4, 2009	Merge Healthcare VWAP at May 28, 2009	Implied Transaction Price	Implied Premium
10 trading days	$0.73	$2.98	$1.83	151%
20 trading days	$0.72	$2.67	$1.72	139%
30 trading days	$0.70	$2.60	$1.70	142%
60 trading	$0.73	$2.47	$1.65	126%
YTD	$0.69	$2.23	$1.59	127%

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by EGE, but does summarize the material analyses performed by EGE in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. EGE believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the EGE opinion. In arriving at its opinion, EGE considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, EGE made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the transactions contemplated by the Merger Agreement, and an evaluation of the results of those analyses is not entirely mathematical.  Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the companies or transactions analyzed, public trading or other values of the companies or business segments analyzed.

EGE performed its analyses solely for purposes of providing its opinion to the Board. In performing its analyses, EGE made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by EGE are based upon forecasts of future results furnished to EGE by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. EGE does not assume responsibility if future results are materially different from forecasted results.  Each of the analyses conducted by EGE was carried out to provide a different perspective on the proposed Merger.  EGE did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness to the Company stockholders, from a financial point of view, of the consideration to be received.  EGE did not place any specific reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination.

EGE’s opinion was one of many factors taken into consideration by the Board in making the determination to approve the Merger Agreement and recommend that the stockholders tender their Shares in connection with the Offer. The type and amount of consideration payable in the proposed Merger was determined through negotiation between the Company and Merge Healthcare, and the decision to enter into the proposed Merger was solely that of the Board.  The above summary does not purport to be a complete description of the analyses performed by EGE in connection with the opinion and is qualified in its entirety by reference to the written opinion of EGE attached as Annex I hereto.

EGE has relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to it or discussed with or reviewed by it. EGE has further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice and that they are not aware of any information or facts that would make any information provided to EGE incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, EGE has assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by it, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company to which such financial forecasts, estimates and other forward-looking information relate. EGE expresses no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. With the consent of the Company, EGE has relied on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, Merge Healthcare and the Merger Agreement.

EGE assumed that the Offer and the Merger would be completed on the terms set forth in the Merger Agreement reviewed by EGE, without amendments and with full satisfaction of all covenants and conditions without any waiver. EGE expressed no opinion regarding whether the necessary approvals or other conditions to the consummation of the merger will be obtained or satisfied.

EGE did not assume responsibility for performing, and did not perform, any appraisals or valuations of specific assets or liabilities of the Company. EGE expresses no opinion regarding the liquidation value or solvency of any entity. EGE did not undertake any independent analysis of any outstanding, pending or threatened litigation, regulatory action, any potential delisting of the Shares or the shares of Merge Healthcare from the Nasdaq Global Market, possible unasserted claims or other contingent liabilities to which the Company, or any of its respective affiliates, are a party or may be subject. At the direction of the Company, and with its consent, EGE’s opinion made no assumption concerning, and therefore did not consider, the potential effects of litigation, claims, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such matters.

EGE’s opinion was necessarily based on the information available to it and the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used by EGE in preparing its opinion. EGE expresses no opinion as to the prices at which the Shares have traded or may trade following announcement of the transaction or at any time after the date of the opinion. EGE has not undertaken and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was rendered.

EGE was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with or effect the Offer, the Merger or the transactions contemplated by the Merger Agreement, the pre-signing process conducted by the Company, the merits of the transaction compared to any alternative business strategy or transaction that may be available to the Company, Merge Healthcare’s ability to fund the consideration, any other terms contemplated by the Merger Agreement or the fairness of the amount or nature of the compensation to the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of the Shares. EGE did not express any opinion as to whether any alternative transaction might produce consideration for the Company stockholders in excess of the consideration.  The fairness opinion does not address the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

EGE is an investment banking firm that is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements. The Board selected EGE to render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of its experience and reputation in acting as a financial advisor in connection with tender offers, and mergers and acquisitions.  In the ordinary course of EGE’s brokerage business, EGE or its affiliates may have long or short positions, for its own account or for those of its clients, in the securities of the Company and Merge Healthcare. EGE also regularly provides research coverage on public companies, with a focus on high-growth small capitalization companies in several industries, including the medical technology and healthcare services industry.  In the course of its research, EGE may have published analyst reports on the Company or Merge Healthcare.  EGE has instituted customary processes to prevent its analysts from knowing of any investment banking services being provided to any company for which EGE might provide analyst coverage.

EGE acted as financial advisor and investment banker to the Company in connection with the Offer and the Merger.  For its financial advisory services, the Company pays EGE a cash fee of $5,000 per month, the aggregate of which will be credited against any success fee payable upon the completion of the Offer and also of the Merger.  The success fee will range form 2.375% to 3.50% of the transaction value.  Based on the Merger Consideration and assuming the Offer and the Merger are completed with 100% of the Shares being acquired by Merge Healthcare, the Company estimates that the success fee payable to EGE will be approximately $600,000. EGE also received fees of $400,000 from the Company for providing its opinion regarding the Merge Healthcare offer and its prior opinions regarding the Bio-Imaging offers. The opinion fees were not contingent upon the consummation of the Offer or the Merger. The Company expects to pay EGE approximately $17,500 in out-of-pocket expenses associated with EGE’s services as financial advisor and investment banker.  The Company has also agreed to indemnify EGE against certain liabilities in connection with its services and to reimburse it for certain expenses in connection with its services. In the ordinary course of its business, EGE and its affiliates may actively trade securities of the Company for its own account or the accounts of its customers and, accordingly, EGE may at any time hold a long or short position in such securities.  Other than as set forth above, EGE has not had any material relationship with the Company (nor are any understood or contemplated) during the prior two years.

(c)	Intent to Tender.

To the Company’s knowledge after reasonable inquiry, the executive officers and directors of the Company currently intend to tender all Tender Shares held of record or beneficially by them pursuant to the Offer and to vote in favor of the Merger.  At the request of Merge Healthcare, the Company’s directors and executive officers and certain Company stockholders each entered into a Stockholder Support Agreement in which they contractually agreed to tender all of their Tender Shares, which constitute approximately 32.7% of the outstanding shares of Common Stock, in the Offer.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used.

The Company retained EGE to act as financial advisor and investment banker and to render an opinion as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received by those holders pursuant to the Merger Agreement. The Company has agreed to pay EGE fees for rendering its opinions and for financial advisory services that the Company and EGE believe are customary in transactions of this nature. A significant portion of EGE’s fees are contingent on consummation of the Merger. The Company also agreed to reimburse EGE for certain of its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by it as financial advisor to the Company.

EGE is an investment banking firm. As part of its investment banking services, EGE is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. EGE was retained by the Company to act as its financial advisor in connection with the Merger Agreement based on its experience as a financial advisor in mergers and acquisitions as well as its familiarity with the eClinical sector, including the Company. EGE has had no other investment banking relationship with the Company during the past two years.

EGE also regularly provides research coverage on public companies, with a focus on high-growth small capitalization companies in several industries, including the medical technology and healthcare services industry.  In the course of its research, EGE may have published analyst reports on the Company and Merge Healthcare.  EGE has instituted customary processes to prevent its analysts from knowing of any investment banking services being provided to any company for which EGE might provide analyst coverage.

Neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations to stockholders on its behalf in connection with the Offer or the Merger.

Item 6.  Interest in Securities of the Subject Company.

No transactions in Common Stock have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.  Additional Information.

Information Statement.

The Information Statement attached as Annex II hereto is being furnished in connection with the possible designation by Merge Healthcare, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option.

Pursuant to the Merger Agreement, the Company granted to Merge Healthcare and Offeror an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Cash Value of the Offer Price (defined below), up to that number of newly issued shares of the Company Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock, directly or indirectly, owned by Merge Healthcare and Offeror at the time of exercise of the Top-Up Option shall constitute one share more than 90% of the Fully Diluted Shares immediately after the issuance of the Top-Up Shares.  “Fully Diluted Shares” means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities having an exercise price or conversion price less than the Cash Value of the Offer Price.  The Top-Up Option shall be exercisable only once, at such time as Merge Healthcare and Offeror, directly or indirectly, own at least 80% of the Fully Diluted Shares and prior to the fifth business day after the expiration date of the Offer or the expiration date of any subsequent offering period.  The Top-Up Option shall not be exercisable to the extent the number of shares of Company Common Stock subject thereto (taken together with the number of Fully Diluted Shares outstanding at such time) exceeds the number of authorized shares of Company Common Stock available for issuances.  The obligation of the Company to deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject to the condition that no provision of any applicable law or rule of the Nasdaq Global Market and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise.  In the event Merge Healthcare and Offeror wish to exercise the Top-Up Option, Offerer shall give the Company one business day prior written notice specifying the number of shares of the Company Common Stock that are or will be, directly or indirectly, owned by Merge Healthcare and Offeror immediately preceding the purchase of the Top-Up Shares and specifying a place and a time for the closing of such purchase.  The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Offeror specifying the number of Top-Up Shares.  At the closing of the purchase of Top-Up Shares, the portion of the purchase price owed by Merge Healthcare or Offeror upon exercise of such Top-Up Option shall be paid to the Company in cash by wire transfer or cashier’s check.  The “Cash Value of the Offer Price” is the greater of (i) $1.3564, and (ii) an amount equal to the highest price per share paid pursuant to the Offer.

Vote Required to Approve the Merger and DGCL Section 253.

The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of the Top-Up Option Company Shares, at least 90% of the outstanding shares of Common Stock, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Offeror does not acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock as described above, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock would be required in order to effect the Merger. The Merger Agreement provides that if the approval and adoption of the Merger Agreement by the Company’s stockholders is required by the DGCL, the Company will, as soon as practicable following the expiration of the Offer, duly call, give notice of, convene and hold a stockholders’ meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The Board has recommended to the stockholders the adoption or approval of the Merger Agreement and the Merger, and will solicit proxies in favor of the Merger Agreement and the Merger. In connection with such meeting, the Company will promptly prepare and file with the Securities and Exchange Commission (the “SEC”) and will thereafter mail to its stockholders as promptly as practicable a proxy statement of the Company and all other proxy materials for such meeting. If Offeror acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, it would have the ability to ensure approval of the Merger Agreement and the Merger at the stockholders’ meeting held for such purposes.

State Takeover Laws.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors prior to such date. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Antitrust.

Under the Hart-Scott-Rodino Act (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. Based upon the calculation of the value by Offeror of the Company’s voting securities and assets as determined under the HSR Act, the Company believes that the transaction is exempt from the HSR Act’s notice requirements and such information is not required to be delivered to the Antitrust Division. Should any such notice or other action be required, the Company currently contemplates that such approval or other action will be sought.

The FTC and the Antitrust Division scrutinize the legality under the antitrust laws of transactions such as Offeror’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Merge Healthcare, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Appraisal Rights.

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Consideration for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Merge Healthcare Technologies, Inc., 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within 10 days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 could be more than, the same as, or less than the Offer Consideration, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Consideration for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Consideration for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Merge Healthcare has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.  Exhibits.

Exhibit No.

(a)(1)(A)	Prospectus/Offer to Exchange, dated June 16, 2009.*†
(a)(1)(B)	Form Letter of Election and Transmittal.*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†
(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(a)(2)(A)
Press release issued by etrials Worldwide, Inc. and Merge Healthcare Incorporated dated June 1, 2009 (incorporated by reference to the Form 8-K filed by etrials Worldwide, Inc. with the SEC on June 1, 2009).

(a)(2)(B)
Script for address on June 1, 2009 by M. Denis Connaghan, Chief Executive Officer of etrials Worldwide, Inc., to employees of etrials Worldwide, Inc. (incorporated by reference to the pre-commencement Schedule 14D-9C filed by etrials Worldwide, Inc. with the SEC on June 1, 2009).

(a)(2)(C)	FAQ distributed by etrials Worldwide, Inc. to its employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed by etrials Worldwide, Inc. with the SEC on June 1, 2009).
(a)(2)(D)	Letter dated June 1, 2009, delivered etrials Worldwide, Inc. to its clients (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on June 1, 2009).
(a)(2)(E)	FAQ distributed by etrials Worldwide, Inc. to its clients (incorporated by reference to the pre-commencement Schedule 14D-9C filed by etrials Worldwide, Inc. with the SEC on June 1, 2009).
(a)(4)	Prospectus/Offer to Exchange, dated June 16, 2009. *†
(a)(5)	Opinion of Emerging Growth Equities, Ltd. to the Board of Directors of etrials Worldwide, Inc., dated May 30, 2009 (incorporated by reference to Annex I attached to this Schedule 14D-9).†

(e)(1)
Agreement and Plan of Merger, dated as of May 30, 2009, by and among Merge Healthcare Incorporated, Merge Acquisition Corp. and etrials Worldwide, Inc. (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by etrials Worldwide, Inc. with the SEC on June 1, 2009).

(e)(2)
Form of Stockholder Support Agreement, dated as of May 30, 2009, by and among Merge Healthcare Incorporated and each director and executive officer and certain stockholders of etrials Worldwide, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by etrials Worldwide, Inc. with the SEC on June 1, 2009).

(e)(3)
Confidentiality and Non-Disclosure Agreement, dated May 6, 2009, by and between etrials Worldwide, Inc. and Merge Healthcare Incorporated (incorporated by reference to Exhibit 99.4 the Form 8-K filed by Merge Healthcare Incorporated with the SEC on June 1, 2009).

(e)(4)
Employment Agreement, dated November 12, 2008, between etrials Worldwide, Inc. and Michael Denis Connaghan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by etrials Worldwide, Inc. with the SEC on November 14, 2008).

(e)(5)
Employment Agreement, dated October 7, 2008, between etrials Worldwide, Inc. and Joseph Trepanier III (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by etrials Worldwide, Inc. with the SEC on October 31, 2008).

(e)(6)	Employment Agreement, dated October 7, 2008, between etrials Worldwide, Inc. and Michael Mickens.
(e)(7)	Employment Agreement, dated March 16, 2009, between etrials Worldwide, Inc. and Dr. E. James Emerson.
(e)(8)	Form of Executive Bonus Agreement between etrials Worldwide, Inc. and each of Michael Denis Connaghan, Joseph Trepanier III and Michael Mickens.
(g)	None.
_____________

* Incorporated by reference to the Schedule TO and the Registration Statement on Form S-4 filed by Merge Acquisition Corp. and Merge Healthcare Technologies, Inc. on June 16, 2009.

† Included in materials mailed to stockholders of etrials Worldwide, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETRIALS WORLDWIDE, INC.

By: /s/ Joseph F. Trepanier, III
Joseph (Jay) F. Trepanier, III
Chief Financial Officer

Dated: June 16, 2009

S-1

Annex I

May 30, 2009

The Board of Directors of etrials Worldwide, Inc.
4000 Aerial Center Parkway
Morrisville, North Carolina 27560

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by etrials Worldwide, Inc. (the “Company”) in connection with the proposed tender offer and merger (the “Merger”) with Merge Healthcare Incorporated (“Parent”) and Merge Acquisition Corp (“Parent Sub”), pursuant to an Agreement and Plan of Merger dated May 30, 2009, by and among the Company, Parent and Parent Sub (the “Agreement”).  Pursuant to the Agreement, a wholly owned subsidiary of Parent will offer to purchase the outstanding shares of the Company and then merge with and into the Company and each outstanding share of the Company will be converted into a right to receive at closing (i) $0.80 in cash and (ii) 0.3448 of a validly issued, fully paid and non-assessable share of the common stock of Parent.

You have agreed that, for purposes of formulating our opinion, we may assume that (1) the proposed Merger will be consummated in all respects in accordance with the terms of the Agreement (the final version of which has been provided for our review), without waiver, modification or amendment of any term, condition or agreement contained therein, and (2) in the course of obtaining the necessary regulatory or third party consents and approvals for the proposed Merger, no limitations, restrictions or conditions will be imposed on the Company or the proposed Merger.

In connection with our review of the proposed Merger and the preparation of our opinion, we have, among other things:

(i)	reviewed and analyzed the financial terms of the proposed Merger as stated in the final version of the Agreement proposed to be executed by the Company;
(ii)
reviewed and analyzed historical publicly available business information and financial results of the Company, including such information and results contained in the Company’s Annual Report filed on Form 10-K for the year ended December 31, 2008 and contained in the Company’s Quarterly Report filed on Form 10-Q for the quarter ended March 31, 2009;

(iii)
reviewed and analyzed certain other operating and financial information of the Company provided by management of the Company, including the Company’s projections as to the future operating and financial performance of the Company for calendar years 2009 through 2010;

(iv)
discussed with senior executives of the Company certain information relating to the aforementioned items, including the strategic, financial and operational benefits anticipated from the proposed Merger and various other matters which we deemed relevant to our opinion;

(v)	reviewed and analyzed historical market prices and trading volumes for the Company’s Common Stock;
(vi)	reviewed and analyzed publicly available information (including research reports) regarding selected publicly-traded companies we deemed comparable to the Company;

(vii)
reviewed and analyzed historical publicly available business information and financial results of the Parent, including such information and results contained in the Parent’s Annual Report filed on Form 10-K for the year ended December 31, 2008 and contained in the Parent’s Quarterly Report filed on Form 10-Q for the quarter ended March 31, 2009;

(viii)	reviewed and analyzed historical market prices and trading volumes for the Parent’s Common Stock;
(ix)	reviewed and analyzed publicly available information (including research reports) regarding selected publicly-traded companies we deemed comparable to the Parent;
(x)	reviewed and analyzed publicly available information regarding selected business combinations we deemed comparable to the proposed Merger;
(xi)	reviewed and analyzed certain other information we deemed relevant for purposes of our opinion with respect to the eClinical market; and
(xii)	performed such other analyses and reviewed such other information as we deemed appropriate, including trends prevailing in relevant industries and financial markets.

We have assumed and relied upon the accuracy and completeness of the financial and other information supplied or otherwise made available to us by the Company or any other party, without independent verification, and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading.  In arriving at our opinion, we neither performed nor obtained any evaluation or appraisal of the assets or liabilities of the Company, and we did not perform or obtain any evaluation or appraisal of the Company’s physical properties and facilities or sales, marketing or service organizations.  With respect to the financial projections provided to or otherwise reviewed by or discussed with us, we have assumed that they have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.  In addition to our review and analyses of the specific information set forth above, our opinion herein reflects and gives effect to our assessment of general economic, monetary, market and industry conditions existing and disclosed to us as of the date hereof as they may affect the business and prospects of the Company.

It should be understood that subsequent developments or material changes in any of the information or circumstances reviewed or considered by us may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion to account for any such developments or changes.

You have not requested that we perform, and we have not performed, an appraisal of the Company’s business or assets.  You have also not requested that we opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to enter into the Agreement or to proceed with or effect the proposed Merger, the structure or tax consequences of the proposed Merger or the availability or advisability of any alternatives to the proposed Merger.  Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company in connection with the proposed Merger.  We express no opinion with respect to any other reasons, legal, business or otherwise, that may support your decision to approve or consummate the proposed Merger.  Our opinion rendered herein does not constitute a recommendation that the Company approve and consummate the Merger, nor does it constitute a recommendation to any stockholder of the Company as to whether to tender their shares or approve the Merger.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with and for the sole purpose of its evaluation of the proposed Merger and is not on behalf of, and shall not confer any rights or remedies upon, any person other than the Board of Directors.  Furthermore, this letter should not be construed as creating any fiduciary duty on our part to any party.

This opinion may not be used, disclosed or referred to for any other purpose without our prior written consent in each instance, except that this letter may be included in its entirety in any filing made by the Company or the Parent with the Securities and Exchange Commission with respect to the Merger, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form acceptable to us and our counsel.  In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

We, as part of our investment banking business, are regularly engaged in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.  We will receive a fee in connection with services provided in rendering our opinion pursuant to our engagement agreement with the Company, which fee is payable upon delivery of this opinion.  In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our brokerage business, we or our affiliates may have long or short positions, for our own account or for those of our clients, in the securities of the Company and Parent.

Based on the foregoing and subject to the qualifications stated herein, we are of the opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in connection with the Merger is fair from a financial point of view.

Very truly yours,

EMERGING GROWTH EQUITIES, LTD.

Gregory J. Berlacher
Chief Executive Officer

Annex II

ETRIALS WORLDWIDE, INC.
4000 AERIAL CENTER PARKWAY
MORRISVILLE, NORTH CAROLINA 27560

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This information statement is being mailed on or about June 16, 2009 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of etrials Worldwide, Inc. (“etrials”) with respect to the tender offer by Merge Acquisition Corp. (“Offeror”), a Delaware corporation and a wholly owned subsidiary of Merge Healthcare Incorporated, a Delaware corporation (“Merge Healthcare”), to the holders of record of shares of common stock, par value $0.0001 per share, of etrials. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this information statement in connection with the possible election of persons designated by Offeror to a majority of the seats on the etrials’ board of directors. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of May 30, 2009 (as such agreement may be further amended from time to time, the “Merger Agreement”), by and among etrials, Merge Healthcare and Offeror.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law, Offeror will merge with and into etrials with etrials as the surviving entity (the “Merger”).

Pursuant to the Merger Agreement, Offeror commenced a cash and stock tender offer (the “Offer”) on June 16, 2009 to purchase all outstanding shares of etrials’ common stock at a per share purchase price consisting of $0.80 in cash, without interest, and 0.3448 shares of Merge Healthcare’s common stock, $0.01 par value per share, less any required withholding taxes, upon the terms and conditions set forth in the Prospectus/Offer to Exchange, dated June 16, 2009 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on July 14, 2009, at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all shares of common stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to etrials’ stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Merge Healthcare with the Securities and Exchange Commission (the “SEC”) on June 16, 2009.

The Merger Agreement provides that promptly upon the acceptance for payment of any shares of etrials’ common stock pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Merge Healthcare is entitled to designate such number of directors, rounded up to the next whole number, on etrials’ board of directors as will give Merge Healthcare representation thereon equal to the product of (i) the total number of directors (giving effect to the directors so elected) and (ii) the percentage that the number of shares of etrials’ common stock owned by Merge Healthcare, Offeror or any subsidiary of Merge Healthcare bears to the total number of shares of etrials’ common stock outstanding, and etrials shall cause Merge Healthcare’s designees to be so elected or appointed; provided that if Merge Healthcare’s designees are so appointed, until the effective time of the Merger, the board of directors shall have at least three directors who are etrials directors as of the date of the Merger Agreement and who are “independent” for purposes of Rule 10A-3 of the Exchange Act (the “Independent Directors”); and provided further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who will be independent for purposes of Rule 10A-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.  In connection with the foregoing, etrials shall promptly, at the option of Merge Healthcare, use reasonable efforts to either increase the size of the etrials board or obtain the resignation of such number of its current directors as is necessary to enable such designees to be elected or appointed to the etrials board as provided above.

In addition, following the election or appointment of Merge Healthcare’s designees and prior to the effective time of the Merger, any amendment of the Merger Agreement, any termination of the Merger Agreement by etrials, any extension by etrials of the time for the performance of any of the obligations or other acts of Merge Healthcare or Offeror or waiver of any of etrials’ rights thereunder, may only be authorized by a majority of the directors of etrials then in office who are directors of etrials on the date of the Merger Agreement.

The Merger Agreement further provides that the directors of Offeror immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

This information statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Merge Healthcare’s designees to the Board.

You are urged to read this information statement carefully. You are not, however, required to take any action.

The information contained in this information statement (including information herein incorporated by reference) concerning Merge Healthcare, Offeror and Merge Healthcare’s designees has been furnished to etrials by Merge Healthcare, and etrials assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

Merge Healthcare has informed etrials that its designees for the board of directors will be those persons set forth below. The following information for these persons has been furnished to etrials by Merge Healthcare and sets forth, with respect to each individual who is a Merge Healthcare designee, the name, age of the individual as of May 31, 2009, citizenship, present principal occupation and employment history during the past five years. Offeror has informed etrials that each individual has consented to act as a director of etrials, if so appointed or elected. The business address for each of the individuals listed below is c/o Merge Healthcare Incorporated, 6737 W. Washington Street, Milwaukee, Wisconsin 53214.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

•
Dennis Brown, age 61, served as vice president of finance, chief financial officer and treasurer of Apogent Technologies Inc. (“Apogent”), a New York Stock Exchange company from January 2003 to December 2004.  Fisher Scientific International Inc. acquired Apogent in August 2004, and after completion of a transition period, Mr. Brown retired from Apogent in December 2004.  From December 2000 through January 2003, Mr. Brown served as a financial consultant to Apogent.  Mr. Brown also served as vice president of finance, chief financial officer and treasurer of Apogent’s predecessor, Sybron International Corporation ( “Sybron”), a publicly traded company formerly headquartered in Milwaukee, Wisconsin, from January 1993 through December 2000, at which time Sybron’s life sciences group was relocated to Portsmouth, New Hampshire, and Sybron was renamed Apogent.  Mr. Brown is a Fellow of the Chartered Institute of Management Accountants (England).  Mr. Brown has served on Merge Healthcare’s Board since May 2003 and previously served on Merge Healthcare’s board of directors from the date of its initial public offering in February 1998 until May 2000.

•
Justin C. Dearborn, age 39, served as managing director and general counsel of Merrick Ventures, LLC (collectively with its operating entities and affiliates, “Merrick”) from January 2007 until his appointment as chief executive officer of the Merge Healthcare on June 4, 2008.  Mr. Dearborn has diverse experience in operational, financial and legal roles.  Prior to joining Merrick, Mr. Dearborn worked over nine years for Click Commerce, Inc. (“Click Commerce”), a publicly traded software and services company that was acquired by Illinois Tool Works Inc. in October 2006.  From May 2003 until May, 2005, Mr. Dearborn served as vice president of Corporate Legal Affairs and Human Resources at Click Commerce.  Mr. Dearborn was appointed corporate secretary of Click Commerce on May 2, 2003.  Prior to Click Commerce, Mr. Dearborn worked at Motorola, Inc. where he specialized in intellectual property transactions and also held management positions in Motorola’s Semiconductor and Corporate Groups.  Mr. Dearborn and holds a B.A. from Illinois State University and a J.D. from DePaul University.  He has practiced law in the state of Illinois but no longer holds a license to practice law.  Mr. Dearborn has served on Merge Healthcare’s board of directors since his appointment as chief executive officer of the company on June 4, 2008.

•
Michael W. Ferro, Jr., age 43, has served as a director and chairman of the board of directors of Merge Healthcare since June 4, 2008.  Since May 2007, Mr. Ferro has served as chairman and chief executive officer of Merrick, a private investment firm.  From June 1996 until October 2006, Mr. Ferro served as chief executive officer and chairman of the board of Click Commerce.  Mr. Ferro is currently a member of the board of trustees of the Chicago Museum of Science and Industry, the Field Museum, the Joffrey Ballet, Northwestern University and the Lyric Opera of Chicago.  He also serves on the boards of directors of the Chicago Community Trust, Children’s Memorial Hospital, Northwestern Memorial Foundation, Big Shoulders Foundation, and After School Matters.  Mr. Ferro holds a B.A. from the University of Illinois.

•
Gregg G. Hartemayer, age 56, has served on the board of directors of Merge Healthcare since June 4, 2008.  Since May 2007, Mr. Hartemayer has served as a special advisor to Merrick.  Prior to his association with Merrick, he served in various capacities at Arthur Anderson LLP, and its then affiliate, Accenture for 28 years.  Mr. Hartemayer retired from Accenture in February 2004 where he was chief executive for Global Technology, Outsourcing and Global Delivery.  Mr. Hartemayer holds an M.B.A. and a B.A. in Mathematics from the University of Michigan.

•
Richard A. Reck, age 59, is the president of Business Strategy Advisors LLC, a business strategy consulting firm, and has served in such capacity since August 2002.  Mr. Reck joined the certified public accounting firm of KPMG LLP in June 1973 and remained employed there until his retirement as a partner in July 2002.  He currently serves on the boards of Interactive Intelligence, Inc., a publicly held software company, and Advanced Life Sciences Holdings Inc., a publicly held biopharmaceutical company, as well as the boards of several private and not–for–profit entities.  Mr. Reck is a certified public accountant and holds a B.A. in Mathematics from DePauw University and an M.B.A. in Accounting from the University of Michigan.  Mr. Reck has served on Merge Healthcare’s board of directors since April 2003.

None of Merge Healthcare’s designees is a director of, or holds any position with, etrials. Merge Healthcare and Offeror have advised etrials that, to their knowledge, except as disclosed in the Offer to Purchase, none of Merge Healthcare’s designees beneficially owns any securities (or rights to acquire any securities) of etrials or has been involved in any transactions with etrials or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Merge Healthcare and Offeror have advised etrials that, to their knowledge, none of Merge Healthcare’s designees has any family relationship with any director, executive officer or key employees of etrials.

It is expected that Merge Healthcare’s designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Merge Healthcare’s designees will thereafter constitute at least a majority of the board of directors. This step will be accomplished at a meeting or by written consent of the board of directors providing that the size of the board of directors will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Merge Healthcare’s designees will constitute at least a majority of the available positions on the board of directors.

CERTAIN INFORMATION CONCERNING ETRIALS

The authorized capital stock of etrials consists of 50,000,000 shares of common stock and no shares of preferred stock. As of the close of business on May 31, 2009, there were 11,064,142 shares of common stock outstanding.  Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To etrials’ knowledge, the following table sets forth information regarding ownership of etrials common stock on May 31, 2009, by each (1) director and executive officer, (2) holder of more than 5% of etrials common stock who is not an officer or director, and (3) all of etrials’ directors and executive officers as a group.  Except as otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment powers with respect to the securities listed.

Stockholder(1)	Number of Shares of Common Stock Beneficially Owned at May 31, 2009		Percent of Class

Directors
Robert Brill	1,092,828	(2)	9.9%
Peter Collins	50,000	(3)	Less than 1%
M. Denis Connaghan	281,182	(4)	2.5%
Kenneth Jennings	35,000	(5)	Less than 1%
Hans Lindroth	101,675	(6)	Less than 1%
Donald Russell	326,750	(7)	3.0%

Non-Director Executive Officers
Michael Mickens	59,035	(8)	Less than 1%
Joseph Trepanier III	82,946	(9)	Less than 1%

5% Stockholders
InfoLogix	607,236	(10)	5.5%
MiniDoc AB	1,319,747	(11)	11.9%
Newlight Associates Funds	991,153	(12)	9.0%
All Current Officers and Directors as a Group (9) individuals	2,107,978	(13)	19.1%

(1)	Unless otherwise indicated, the business address of each of the following is 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.

(2)
Robert Brill’s and Newlight Associates Funds’ business addresses are both c/o Newlight Management, LLC, 500 North Broadway, Suite 144, Jericho, New York 11753.  These shares consist of (i) 665,191 shares of common stock held by Newlight Associates II, LP; (ii) 229,950 shares of common stock held by Newlight Associates II (BVI), LP; (iii) 96,012 shares of common stock held by Newlight Associates II-E, LLC; and (iv) 101,675 shares of common stock issuable upon exercise of stock options that are currently exercisable or which will become exercisable within 60 days after May 31, 2009 held by Dr. Brill.  Dr. Brill is a general partner of each of the three Newlight Associates II entities and exercises voting control over the shares of etrials common stock held by the three Newlight Associates II entities.

(3)
Peter Collins’s business address is 350 Camino Gardens Boulevard, Suite 102, Boca Raton, FL 33432.  These shares consist of 50,000 shares of common stock issuable upon exercise of stock options that are currently exercisable or which will become exercisable within 60 days after May 31, 2009.

(4)
Mr. Connaghan’s shares include 43,750 shares of common stock issuable upon exercise of options that are currently exercisable or which will become exercisable within 60 days after May 31, 2009 and 214,312 restricted shares that are subject to forfeiture.

(5)
Mr. Jennings’s shares include 25,000 shares of common stock issuable upon exercise of options that are currently exercisable or which will become exercisable within 60 days after May 31, 2009 and 10,000 shares of common stock owned by his wife.

(6)
Hans Lindroth’s business address is c/o Lingfield AB, Klevgránd 2, 11646 Stockholm, Sweden.  His shares consist of 101,675 shares of common stock issuable upon the exercise of options that are currently exercisable or which will become exercisable within 60 days after May 31, 2009.  These shares do not include (i) 1,319,747 shares of common stock held by MiniDoc AB, of which Mr. Lindroth is a member of the Board of Directors; and (ii) 607,236 shares of common stock held by Infologix (BVI) Limited, of which Mr. Lindroth is a member of the Board of Directors.

(7)
Donald Russell’s business address is 101 E. Kennedy Blvd., Suite 3300, Tampa, Florida 33602.  His shares include of 50,000 shares of common stock issuable upon exercise of stock options that are currently exercisable or which will become exercisable within 60 days after May 31, 2009.

(8)
Mr. Mickens’ shares include 21,875 shares of common stock issuable upon exercise of options that are currently exercisable or which will become exercisable within 60 days after May 31, 2009 and 26,087 restricted shares that are subject to forfeiture.

(9)
Mr. Trepanier’s shares include 5,000 shares of common stock issuable upon exercise of options that are currently exercisable or which will become exercisable within 60 days after May 31, 2009 and 59,783 restricted shares that are subject to forfeiture.

(10)
Infologix (BVI) Limited, or Infologix, is a company organized in the British Virgin Islands whose registered office address is Palm Grove House, Road Town, Tortola, British Virgin Islands, and whose business address is 14 Boulevard de Philosophes, 1205 Geneve, Switzerland. Infologix is wholly owned by Hammerwood (BVI) Limited, or Hammerwood, a company organized under the laws of the British Virgin Islands. Hammerwood is controlled by Elmwood Investment Holdings Ltd., a holding company organized in the British Virgin Islands. The Peder Sager Wallenberg Charitable Trust has the right to receive 25% of 99.9% of all dividends declared by Hammerwood and 25% of all of the assets of Hammerwood distributed upon any liquidation thereof. These shares do not include 1,319,747 shares of common stock held by MiniDoc AB, a company organized in Sweden, of which Infologix owns approximately 39.4%. The Board of Directors of Infologix consists of Martyn David Crespel, Hans Lindroth and Ellipsis Limited, a company organized under the laws of Malaysia. The Board of Directors of Infologix has the power to vote the shares of common stock held by Infologix.

(11)
MiniDoc AB’s business address is Norrmalmstorg 14, 111 46 Stockholm, Sweden.  MiniDoc AB is a publicly-traded holding company the stock of which is traded on the small cap over-the-counter market in Sweden.  These shares do not include shares of common stock issuable upon the exercise of options that are held by Mr. Lindroth, nor do they include shares of stock held by Infologix (BVI) Limited (see note 10, above), which owns approximately 39.4% of the outstanding shares of MiniDoc AB.  The Board of Directors of MiniDoc consists of Mr. Lindroth, Lars Lindgren and Per Egeberg.  The Board of Directors of MiniDoc exercises voting control over the shares of etrials common stock held by MiniDoc, other than those matters (if any) which must be presented to a vote of MiniDoc’s stockholders under applicable law.

(12)
Robert Brill’s and Newlight Associates Funds’ business addresses are both c/o Newlight Management, LLC, 500 North Broadway, Suite 144, Jericho, New York 11753.  These shares consist of (i) 665,191 shares of common stock held by Newlight Associates II, LP; (ii) 229,950 shares of common stock held by Newlight Associates II (BVI), LP; and (iii) 96,012 shares of common stock held by Newlight Associates II-E, LLC.  Dr. Brill is a general partner of each of the three Newlight Associates II entities and exercises voting control over the shares of etrials common stock held by the three Newlight Associates II entities.

(13)	Includes 403,662 shares of common stock issuable upon the exercise of options that are currently exercisable or which will become exercisable within 60 days of May 31, 2009.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

etrials has a classified board of directors currently consisting of three Class I directors, two Class II directors and three Class III directors, who will serve until the annual meetings of stockholders to be held in 2011, 2010 and 2009, respectively, or until their respective successors are duly elected and qualified. The names, ages and positions of etrials’ directors and executive officers are listed below, together with a brief account of their business experience. There are no family relationships among any of the directors and executive officers.

Board of Directors

The following directors’ terms expire in 2009.

Name, Age, and Service On Board	Information about Director
Hans Lindroth 50 Years Old Director Since February 2006
Hans Lindroth has been a Board member since February 2006.  He served as a member the Board of Directors of etrials’ subsidiary, etrials, Inc., from January 2003 until February 2006.  Mr. Lindroth was the Chairman of the Board of Directors from February 2006 through May 2008.  Since April 1998, Mr. Lindroth has served as chief executive officer of Lingfield AB, an organization that manages a group of investment vehicles whose beneficial owner is the Peder Sager Wallenberg Charitable Trust.  Mr. Lindroth is a non-executive director of several companies, including two companies that are publicly listed in Sweden – MiniDoc AB and Smarteq AB. Mr. Lindroth received his undergraduate degree in management, finance and computer science and received a Master of Arts in political science from the University of Stockholm.

Name, Age, and Service On Board	Information about Director
Peter Collins 40 Years Old Director Since January 2005
Peter Collins has been a Board member since January 2005.  He is Managing Principal of Forge Capital Partner LLC, a diversified merchant banking, private equity and real estate investment business headquartered in Tampa, FL.  Additionally, Mr. Collins is the co-founder and President of Community Reinvestment Partners, LP, a group of private real estate investment partnerships focused on acquiring and developing income-producing commercial real estate in low to moderate-income communities.  From December 1997 to May 2002, Mr. Collins was a Partner at Rock Creek Capital, a private equity firm.  From June 1994 to December 1997, Mr. Collins served as a Manager with the Florida State Board of Administration (Florida’s Public Pension Fund) and was also the chief of staff for four years for State Senator Charles Williams.  Mr. Collins also currently serves as a non-executive director of Digital Lightwave, a public company and as a director/advisor to several private companies and venture capital firms.  Mr. Collins received both an undergraduate degree in Finance and a Master of Business Administration in Finance from Florida State University.

The following directors’ terms expire in 2010.

Name, Age, and Service on Board	Information about Director
Donald Russell 56 Years Old Director Since November 2003
Donald Russell has been a Board member since November 2003.  He served as our Vice Chairman from October 2003 until he resigned from that position in February 2006.  Mr. Russell is also a Board member of Aerosonic Corporation (AIM), an American Stock Exchange company.  Mr. Russell has been the Chairman of the Investment Committee for CEA Capital Partners USA, L.P., a $150 million private equity fund, since its inception in February 1997.  He also has been a member of the Investment Committee of Seaport Capital Partners II, L.P., a $262 million private equity fund, since its inception in February 2000.  Both of these funds are focused on the entertainment, media, telecommunications and information services industries.  From July 1987 to June 1994, Mr. Russell was President of Communications Equity Associates’ New York affiliate, CEA, Inc., and was responsible for overseeing CEA’s mergers, acquisitions and corporate financing business in the cable television and broadcasting segments.  Mr. Russell received a Bachelor of Arts in economics from  Colgate University.  He was elected to the Society of International Business Fellows in 2000.

Name, Age, and Service on Board	Information about Director
M. Denis Connaghan 58 Years Old Director Since November 2008
M. Denis Connaghan has been a Board member and Chief Executive Officer of etrials since November 2008.  Mr. Connaghan was a Managing Director, Global Operations and Global IT Program Management Offices with Marsh USA, Inc., a subsidiary of Marsh McLennan Company, from March 2007 through March 2008.  Prior to that, he was a consultant to Marsh USA, Inc. from October 2006 through March 2007.  Before joining Marsh, Mr. Connaghan was Chief Executive Officer of P2Plink, a medical bill processing and review company related to workman’s compensation insurance owned by The Hartford and Marsh USA from February 2005 through September 2006.  Prior to that, he was a self-employed independent executive consultant providing advice to numerous companies in health care technology related businesses from April 2003 through December 2004.  From May 2002 through March 2003, he was Chief Executive Officer, Transaction Services for a division of Medic Computer Systems/MISYS Healthcare Systems, which provides hardware and software solutions for healthcare providers.  He joined MISYS Healthcare in September 1999.  From early 1996 until August 2004, he was a member of the Board of Directors of Transolutions, Inc., a medical transcription company.  Mr. Connaghan received a Master in Business Administration in 1990 from the University of Chicago Graduate School of Business.

The following directors’ terms expire in 2011.

Name, Age, and Service on Board	Information about Director
Robert Brill 62 Years Old Director Since February 2006 Chairman of the Board
Robert Brill has been a Board member since February 2006.  He served as a member of the Board of Directors of etrials’ subsidiary, etrials, Inc., from December 2003 until February 2006.  Dr. Brill has been founding managing partner of Newlight Associates since June 1997, and was a general partner of PolyVentures, whose principal investment focus was on early stage investments in technology companies, from August 1988 until December 2002.  Dr. Brill was also a founding member of the Technical Advisory Board of the Semiconductor Research Corporation.  Dr. Brill received a Doctor in Philosophy in physics from Brown University and a Bachelor of Arts and Bachelor of Science in engineering physics from Lehigh University, both with honors.  Dr. Brill also holds multiple patents and invention disclosures.

Name, Age, and Service on Board	Information about Director
Kenneth Jennings, Ph.D. 54 Years Old Director Since November 2007
Kenneth Jennings has been a Board member since November 2007.  He is the owner and Managing Director of Third River Partners, LLC (formerly called Venture Works Partners), a consulting company, where he focuses on growth strategies and developing client companies’ human resources.  He has held these positions since January 2000.  Mr. Jennings received a Bachelor of Science in behavioral science from the Air Force Academy in 1977, a Master of Science in management from the Air Force Institute of Technology in 1981 and a Doctor of Philosophy in organizational development from Purdue University in 1986.

Executive Officers

The executive officers of etrials who are not members of its board of directors are set forth below.

Joseph Trepanier.  (40 years old)  Mr. Trepanier has served as Chief Financial Officer since October 2008.  From March 2008 to October 2008, Mr. Trepanier served as Vice President of Finance and Corporate Controller.  From July 2007 until March 2008, Mr. Trepanier served as Chief Operating Officer of Smart Online, from February 2004 until June 2007 he was the Chief Financial Officer of DataFlux Corporation, and from January 2003 until February 2004 he was director of Finance of Hill-Rom Corporation.  Mr. Trepanier is a North Carolina-licensed Certified Public Accountant and received a Bachelor in Science in accounting from West Virginia University, a Bachelor in Science in business from the University of New Hampshire, and a Master in Business Administration from Southern New Hampshire University.

Michael Mickens.  (41 years old) Mr. Mickens has served as Vice President - Sales and Client Services since December 2007.  Mr. Mickens joined etrials from Cerner Corp., where he was Vice President - Worldwide Sales and Business Development from June 2004 until November 2007.  From January 2002 until July 2003, he was Vice President of Worldwide Sales and Business Development at QED Solutions, Inc.  Mr. Mickens received a Bachelor of Science in business administration from Colorado State University.

E. James Emerson, Ph.D.  (66 years old) Dr. Emerson has served as Vice President – Technology and Development since March 2009.  From 1976 until 1984, Dr. Emerson served as director of computer resources at KPMG in their New York executive office.  He served as Vice President of Technology at Pansophic Systems (now part of Computer Associates) from 1984 until 1990 and as President of RTI Software from 1990 until 2007.  From 2007 until 2008, Dr. Emerson was the Senior Vice President at Marsh USA.  He holds a doctorate in computer science from the New York University Polytechnic Institute, a Master in Business Administration from Seton Hall University and a Bachelor of Science in Physics from the University of Florida.  Dr. Emerson has also served as a professor of data base management systems and SQL at North Central College in Naperville, IL.

Related Party Transactions

Except for normal compensation arrangements for services in their capacities as executive officers and directors, etrials did not enter into any transactions with any of its executive officers or directors or beneficial owners of 5% or more of its outstanding common stock during the period beginning January 1, 2008 and ending December 31, 2008 or through the date of this Information Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires etrials’ directors, officers and persons who own more than 10% of the etrials common stock to file with the SEC and Nasdaq an initial report of ownership of etrials stock on Form 3 and reports of changes in ownership on Form 4 or Form 5.  Persons subject to Section 16 are required by SEC regulations to furnish etrials with copies of all Section 16(a) forms that they file.  Under SEC rules, certain forms of indirect ownership and ownership of etrials stock by certain family members are covered by these reporting requirements.  As a matter of practice, etrials’ administrative staff assists its executive officers and directors in preparing initial ownership reports and reporting ownership changes, and typically files these reports on their behalf.

Based solely on a review of the copies of such forms in etrials’ possession, and on written representations from certain reporting persons, etrials believes that during 2008 all of its executive officers and directors filed the required reports on a timely basis under Section 16(a) other than as follows:

•
Peter S. Benton’s Form 4 reporting a grant of 24,938 shares of etrials common stock on March 7, 2008 was due on March 11, 2008, and filed on March 21, 2008; and his Form 5 reporting cancellation of 24,938 shares of etrials common stock on May 1, 2008 was due on February 16, 2009 and has not been filed.

•
Dr. Robert M. Brill’s Form 4 reporting the expiration without consideration of warrants representing a total of 526,005 shares of etrials common stock on February 11, 2008, was due on February 13, 2008 and filed on June 13, 2008; and his Form 4 reporting the cancellation without consideration of 160,229 shares of etrials common stock on February 19, 2008, was due on February 21, 2008, and filed on June 13, 2008.

•
Arthur David Campbell’s Form 4 reporting a grant of 15,517 shares of etrials common stock on March 4, 2008 based on the closing price for etrials common stock on March 7, 2008, was due on March 11, 2008 and filed on March 21, 2008; and his Form 5 reporting cancellation of 15,517 shares of etrials common stock on April 18, 2008 was due on or before February 16, 2009 and has not been filed.

•
James W. Clark Jr.’s Form 4 reporting the expiration without consideration of warrants representing a total of 57,248 shares of etrials common stock on February 11, 2008 was due on February 13, 2008 and filed on March 21, 2008; his Form 4 reporting cancellation of 19,188 shares of etrials common stock on February 19, 2008 was due on February 21, 2008 and filed on March 21, 2008; and his Form 4 reporting a grant of 49,261 shares of etrials common stock on March 4, 2008 based on the closing price for etrials common stock on March 7, 2008, was due on March 11, 2008 and filed on March 21, 2008.

•
M. Denis Connaghan’s Form 4 reporting a grant of 100,000 shares of etrials common stock and grant of options to purchase 350,000 shares of etrials common stock on November 12, 2008, was due on November 14, 2008 and filed on his initial report on Form 3 on November 21, 2008.

•
Eugene Jennings’s Form 4 reporting a grant of 100,000 shares of etrials common stock on March 4, 2008, was due on March 6, 2008, and filed on March 21, 2008; his Form 4 reporting a grant of 80,049 shares of etrials common stock on March 4, 2008 based on the closing price for etrials common stock on March 7, 2008 was due on March 11, 2008 and filed on March 21, 2008; and his Form 5 reporting cancellation of 80,049 shares of etrials common stock on July 10, 2008 was due on February 16, 2009 and has not been filed.

•
Kenneth Jennings’s initial report on Form 3 was due on November 26, 2007 and filed on March 18, 2008; and his Form 4 reporting a grant of options to purchase 50,000 shares of etrials common stock on March 4, 2008, was due on March 6, 2008, and filed on March 18, 2008.

•
Marc K. Leighton’s initial report on Form 3 was due on November 26, 2007 and was filed on January 29, 2008; his Form 4 reporting a grant of options to purchase 50,000 shares of etrials common stock on November 15, 2007 was due on November 19, 2007 and filed on his initial report on Form 3 on January 29, 2008; his Form 4 reporting a grant of 14,482 shares of etrials common stock on March 7, 2008 was due on March 11, 2008, and filed on March 21, 2008; and his Form 5 reporting cancellation of 14,482 shares of etrials common stock on July 11, 2008 was due on or before February 16, 2009 and has not been filed.

•
Michael Mickens’s initial report on Form 3 was due on December 6, 2007 and filed on March 21, 2008; his Form 4 reporting a grant of 8,867 shares of etrials common stock on March 7, 2008 was due on March 11, 2008, and filed on March 21, 2008; his Form 4 reporting a grant of options to purchase 50,000 shares of etrials common stock on February 20, 2008, was due on February 22, 2008, and filed on March 21, 2008; and his Form 4 reporting a grant of options to purchase 50,000 shares of etrials common stock on July 30, 2008, with an option price effective as of August 15, 2008, was due on August 19, 2008, and filed on December 18, 2008.

•
Charles J. Piccirillo’s initial report on Form 3 was due on November 26, 2007 and was filed on January 29, 2008; his Form 4 reporting a stock option award of 25,000 shares of etrials common Stock on November 15, 2007 was due on November 19, 2007 and filed on his initial report on Form 3 on January 29, 2008; his Form 4 reporting a grant of 12,931 shares of etrials common stock on March 4, 2008 based on the closing price for etrials common stock on March 7, 2008 was due on March 11, 2008 and filed on March 21, 2008; his Form 4 reporting a grant of 25,000 shares of etrials common stock on May 9, 2008 was due on May 13, 2008 and filed on November 12, 2008; his Form 4 reporting purchases of 2,500 shares of etrials common stock on June 6, 2008 was due on June 10, 2008 and filed on June 11, 2008; and his Form 4 reporting a grant of options to purchase 50,000 shares of etrials common stock on July 30, 2008, with an effective option price as of August 15, 2008, was due on August 19, 2008 and filed on November 12, 2008.

•
Stuart Thiede’s initial report on Form 3 was due on June 2, 2008 and was filed on November 12, 2008; his Form 4 reporting a grant of 29,221 shares of etrials common stock on July 30, 2008 based on the closing price for etrials common stock on August 15, 2008 and reporting a grant of options to purchase 50,000 shares of etrials common stock on July 30, 2008, with an effective option price as of August 15, 2008 was due on August 19, 2008, and filed on November 12, 2008.

•
Joseph Trepanier’s initial report on Form 3 was due on March 27, 2008 and was filed on April 17, 2008; his Form 4 reporting a grant of options to purchase 20,000 shares of etrials common stock on May 9, 2008, was due on May 13, 2008 and filed on November 12, 2008; his Form 4 reporting a grant of 26,786 shares of etrials common stock on July 30, 2008 based on the closing price for etrials common stock on August 15, 2008, was due on August 19, 2008 and filed on November 12, 2008; and his Form 4 reporting a grant of options to purchase 80,000 shares of etrials common stock on July 30, 2008, with an effective option price as of August 15, 2008, was due on August 19, 2008, and filed on November 12, 2008.

Director Independence

Each of etrials’ current directors other than M. Denis Connaghan and Donald Russell qualifies as “independent” in accordance with the published listing requirements of Nasdaq.  The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company.  In addition, as further required by Nasdaq rules, the etrials board has made a subjective determination as to each independent director that no relationships exist that, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  In making these determinations, the directors reviewed and discussed information provided by the directors and etrials with regard to each director’s business and personal activities as they relate to etrials and its management.

Board and Committee Matters

The primary responsibilities of the Board are oversight, counseling and direction to our management in the long-term interests of the Company and our stockholders.  The Board held two meetings in 2008, and took action by written consent in lieu of a meeting 15 times.   During 2008, each of the directors attended at least 75% of the meetings of the Board and the committees on which he served.  We expect directors to attend the annual meeting of stockholders and all of the directors either attended in person or via teleconference the 2008 annual meeting of stockholders.

The Board has delegated various responsibilities and authority to the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.  Each committee acts pursuant to a written charter, copies of which are available under the Investors section of the etrials website at www.etrials.com.

Audit Committee

The Audit Committee assists the Board in its general oversight of our financial reporting, internal controls and audit functions, and is directly responsible for the appointment, retention, compensation and oversight of the work of our independent registered public accounting firm.  The members of the Audit Committee are Robert Brill, Peter Collins and Kenneth Jennings.  The Audit Committee held four meetings in 2008.

In accordance with law, the Audit Committee has ultimate authority and responsibility to select, compensate, evaluate and, when appropriate, replace our registered public accounting firm.  The Audit Committee has the authority, as it determines appropriate, to engage its own outside advisors, including experts in particular areas of accounting, apart from counsel or advisors hired by management.

The Audit Committee also includes at least one independent member who the Board has determined meets the qualifications of an audit committee financial expert in accordance with SEC rules.  The Board has determined that Robert Brill is an audit committee financial expert.  You should understand that this designation is a disclosure requirement of the SEC related to Mr. Brill’s experience and understanding with respect to accounting and auditing matters.  The designation does not impose upon Mr. Brill any duties, obligations or liabilities that are greater than are generally imposed on him as a member of the Audit Committee and the Board, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board.

Compensation Committee

The Compensation Committee reviews and determines salaries, performance-based incentives and other matters relating to executive compensation, and administers the etrials stock option plans, including reviewing and granting stock options to the executive officers.  The Compensation Committee also reviews and determines various other company compensation policies and matters.  The Compensation Committee held five meetings in 2008.

The charter of the Compensation Committee requires that the Compensation Committee consist of at least two directors who are independent under Nasdaq rules and who are non-employee directors under SEC Rule 16b-3 and are outside directors for purposes of Section 162(m) of the Internal Revenue Code.  The charter requires the committee to meet at least twice each year and separately meet at least annually with the Company’s Chief Executive Officer and principal human resources executive and compliance officer.  The Committee is also required to meet without any management representatives present.  Officers are not permitted to be present when their own compensation is being discussed, but the Compensation Committee solicits information from the Chief Executive Officer about the performance of other officers.  The Compensation Committee is permitted to delegate its authority only to the extent permitted under applicable law, corporate documents and policies and Nasdaq rules.  The Compensation Committee did not to delegate its authority during 2008.  The Compensation Committee’s charter also authorizes the Compensation Committee to retain outside experts, including independent legal counsel and compensation and benefits consultants.  The Compensation Committee did not retain any independent experts during 2008.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee reviews and reports to the Board on a periodic basis with regard to the size of the Board of Directors, criteria and qualifications for membership on the Board and reviews the qualifications of both current members and new candidates.   The Nominating Committee also has the duties of evaluating the performance of current members of the Board, evaluating compensation policies for Board members and evaluating other corporate governance policies of etrials.

The Nominating and Corporate Governance Committee held one meeting in 2008.

The Nominating Committee will consider candidates proposed by stockholders.  The criteria for evaluating candidates are contained in the Nominating Committee’s charter.   Candidates will be reviewed in the context of current composition of the Board, etrials’ operating requirements and the long-term interests of the etrials stockholders.  The Nominating Committee evaluates candidates proposed by stockholders using the same criteria as for other candidates.  In conducting its assessment, the Committee will consider and evaluate each director-candidate based upon its assessment of whether the candidate:

▪	is independent pursuant to the requirements of Nasdaq;

▪	is accomplished in his or her field and has a reputation, both personal and professional, that is consistent with the image and reputation of etrials;

▪	has the ability to read and understand basic financial statements;

▪	satisfies the criteria for being an audit committee financial expert, as defined by the SEC;

▪	has relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise;

▪	has knowledge of etrials and issues affecting etrials;

▪	is committed to enhancing stockholder value;

▪	fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the governance processes of a public company;

▪	is of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility;

▪	has, and would be willing to commit, the required hours necessary to discharge the duties of Board membership;

▪	has any prohibitive interlocking relationships or conflicts of interest;

▪	is able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of etrials; and

▪	is able to suggest business opportunities to etrials.

Communications from Stockholders to the Board

The Board recommends that stockholders initiate any communications with the Board in writing and send them in care of the Corporate Secretary, Joseph (Jay) Trepanier III. Stockholders can send communications by e-mail to jay.trepanier@etrials.com or by mail to 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.  This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner.  The name of any specific intended Board recipient should be noted in the communication.  The Board has instructed the Corporate Secretary to forward such correspondence only to the intended recipients; however, the Board has also instructed our Corporate Secretary, prior to forwarding any correspondence, to review all correspondence and, in his discretion, not to forward certain items if he deems them to be of a commercial or frivolous nature or otherwise inappropriate for the Board’s consideration.  In such cases, the Corporate Secretary may forward some of that correspondence elsewhere within the company for review and possible response.

EXECUTIVE COMPENSATION

The compensation system for etrials’ senior management relies on the following components:

•	base salary;
•	performance-based bonuses that might be less than, equal to, or more than, base salary;
•	sales commissions for certain personnel;
•	equity compensation in the form of stock options and/or restricted stock; and
•	health insurance, 401k and other benefits.

            The following table sets forth summary information concerning the compensation paid for the last two fiscal years to (1) the individuals who served as etrials’ principal executive officers in 2008, (2) its two most highly compensated executive officers other than the principal executive officers who were serving as executive officers at the end of the last completed fiscal year ,  and (3) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of etrials at the end of the last completed fiscal year.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
M. Denis Connaghan President & CEO	2008 2007	$45,832 -	$11,986(1) -	$15,152(1) -	$9,012 -	$1,082(3) -	$82,315 -
Joseph (Jay) Trepanier III Chief Financial Officer & Secretary from May 2008	2008 2007	$117,084 -	$20,625(4) -	$20,625(4) -	$9,908 -	$5,305(19) -	$169,071 -
Michael Mickens Vice President – Sales & Client Services	2008 2007	$180,000 $18,462	$84,726(4) -	$23,469(4) -	$11,250 -	$7,858(5) $794(6)	$307,339 $18,462
Eugene Jennings President & CEO until July 2008	2008 2007	$305,631 $199,740	$7,813 $95,000(7)	$51,043 $36,537	$582,433(8) $190,962	$122,213(9)(10) $29,713(9)(11)	$1,068,863 $515,415
Charles Piccirillo Interim CEO, July 2008- November 2008; Vice President -Product Development until January 2009	2008 2007	$174,583 $49,424	$18,750(4) -	$20,581(4) -	$18,750 $1,651	$9,629(12) $2,448(13)	$242,290 $53,523
James W. Clark, Jr. Treasurer & Chief Financial Officer until May 2008	2008 2007	$132,837 $200,000	- -	- -	$366,452(8) $310,360	$134,089(9)(14) $24,481(9)(15)	$633,378 $534,841
Michael Harte Senior VP of Sales until December 2008	2008 2007	$187,775 $171,250	$38,472 $114,688(17)	- -	$29,179(8) $19,568	$22,653(9)(16) $22,008(9)(18)	$ 278,079 $327,514

(1)           Bonus for M. Denis Connaghan for 2008 was guaranteed as a condition of his employment contract with etrials.  etrials paid 50%, or $11,986, in cash and 50% in stock based on a per share price of $0.73.  etrials paid the bonus in 2009.

(2)           Amounts shown in this column are based on the accounting expense recognized by etrials in fiscal years 2008 and 2007 related to stock option awards made in relevant fiscal years.  There can be no assurance that the options will ever be exercised (in which case no value will be realized by the executive) or that the value on exercise will equal the FAS 123R value.  The assumptions and methodology used to calculate the accounting expense recognized in fiscal years 2008 and 2007 for these stock option awards are as follows:

Valuation and amortization method - etrials determines the fair value of stock options using the Black-Scholes option-pricing formula.  This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term - The expected term represents the period that etrials determined based upon the simplified method as allowed under the provisions of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 and represents the period of time that options granted are expected to be outstanding.

Expected Volatility - The fair value of stock-based awards reflects a volatility factor etrials has determined based on an analysis of reported data for a peer group of companies that have issued stock options with substantially similar terms.

Expected Dividend Yield - The expected dividend yield is assumed to be zero because etrials has not paid and does not anticipate paying cash dividends on its shares of common stock.

Risk-Free Interest Rate - etrials bases the risk-free interest rate used in the Black-Scholes valuation method on the yield to maturity at the time of the stock option grant on zero-coupon U.S. government bonds having a remaining life equal to the option’s expected life.

	2003	2004	2005	2006	2007	2008
Expected dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	0%	0%	0%	100%	100%	100%
Risk-free interest rate	3.61%	4.46%	3.74%	5.08%	4.36%	2.68%
Expected life (in years)	7.0	7.0	7.0	3.7	4.0	4.0

(3)	Consists for Mr. Connaghan of company-paid premiums for medical and dental employee programs.

(4)
Includes performance-based awards earned for fiscal year 2008 but paid in 2009 of $20,625 in cash and $20,625 in stock for Mr. Trepanier, $11,250 in cash and $11,250 in stock for Mr. Mickens, and $18,750 in cash and $18,750 in stock for Mr. Piccirillo.

(5)	Consists for Mr. Mickens of imputed value of group term life insurance of $231 and company-paid premiums for health, dental, and disability insurance employee programs of $7,626.

(6)	Consists for Mr. Mickens of company-paid premiums for health and dental insurance employee programs of $794.

(7)	Bonus for Eugene Jennings for 2007 was guaranteed as a condition of his employment contract with etrials.

(8)
Includes an additional expense to etrials in connection with the forfeiture of options without consideration under FAS 123R, of $464,358 for Mr. Jennings, $279,227 for Mr. Clark, and $16,039 for Mr. Harte.

(9)
Includes automobile allowances for Eugene Jennings of $3,000 for 2008 and $3,688 for 2007, for James Clark of $2,500 for 2008 and $6,000 for 2007, and for Michael Harte $8,625 for 2008 and $9,000 for 2007.

(10)
Includes for Mr. Jennings a severance payment of $103,125, a company contribution to 401(k) plan of $4,024, imputed value of group term life insurance of $253 and company-paid premiums for health, dental, and disability insurance employee programs of $11,811.

(11)
Includes for Mr. Jennings of value of vested restricted stock award of $18,844 for 2007, imputed value of group term life insurance of $259 for 2007 and company-paid premiums for health, dental, and disability insurance employee programs of $6,922 for 2007.

(12)
Consists for Mr. Piccirillo of a Company contribution to 401(k) plan of $2,083, imputed value of group term life insurance of $370 and Company-paid premiums for health, dental, and disability insurance employee programs of $7,176.

(13)	Consists for Mr. Piccirillo of imputed value of group term life insurance of $116 and company-paid premiums for health, dental, and disability insurance employee programs of $2,332.

(14)
Includes for Mr. Clark of a severance payment of $116,667, a company contribution to 401(k) plan of $6,642, imputed value of group term life insurance of $240 and company-paid premiums for health, dental, and disability insurance employee programs of $8,041.

(15)
Includes for Mr. Clark of a company contribution to 401(k) plan of $9,442 for 2007, imputed value of group term life insurance of $774 for 2007 and company-paid premiums for health, dental, and disability insurance employee programs of $8,265 for 2007.

(16)
Includes for Mr. Harte of a company contribution to 401(k) plan of $6,429, imputed value of group term life insurance of $224 and company-paid premiums for health, dental, and disability insurance employee programs of $7,375.

(17)	Consists of commissions earned in 2007 for Michael Harte.

(18)
Includes for Mr. Harte of a company contribution to 401(k) plan of $5,331for 2007, imputed value of group term life insurance of $265 for 2007 and company-paid premiums for health, dental, and disability insurance employee programs of $7,412 for 2007.

(19)
Consists for Mr. Trepanier of company contribution to 401(k) plan of $688, imputed value of group term life insurance of $106 and company-paid premiums for health, dental, and disability insurance employee programs of $4,512.

UNEXERCISED STOCK OPTIONS AND UNVESTED EQUITY AT YEAR END

The following table provides information for each named executive officer concerning unexercised options, stock that has not vested and equity incentive plan awards outstanding at December 31, 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

OPTION AWARDS						STOCK AWARDS
Name & Title	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Common Stock That Have Not Vested (#)	Market Value of Shares of Common Stock That Have Not Vested ($) (6)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Been Vested (#)	Equity Incentive Plan Awards: Market or Payment Value of Unearned Shares Units or Other Rights That Have Not Vested ($) (6)
M. Denis Connaghan President & CEO since November 2008	--	350,000	(1)	$1.10	11/10/2018	--	--	--	--
						100,000	$88,000
Joseph (Jay) Trepanier III Chief Financial Officer from May 2008	--	20,000	(2)	$1.51	5/9/2018	--	--	--	--
	--	80,000	(3)	$1.54	8/15/2018	--	--	--	--
	--	--		--	--	--	--	26,786	$23,572
Michael Mickens Vice President – Sales & Client Services	--	50,000	(4)	$2.47	2/20/2018	--	--	--	--
	3,125	46,875	(5)	$1.54	8/15/2018	--	--	--	--
	--	--		--	--	--	--	8,867	$7,803
Eugene Jennings President & CEO until July 2008	92,500	--		$4.70	7/22/09	--	--	--	--
Charles Piccirillo Interim CEO, July 2008- November 2008; Vice President Product Development until January 2009	6,250	--		$2.99	6/30/09	--	--	--	--
	3,125	--		$1.54	6/30/09	--	--	--	--
	--	--		--	--	--	--	12,931	$11,379

James W. Clark, Jr. Treasurer & CFO until May 2008	84,272	--	$1.93	5/31/09	--	--	--	--
	96,460	--	$1.92	5/31/09	--	--	--	--
	55,120	--	$2.18	5/31/09	--	--	--	--
	20,670	--	$4.35	5/31/09	--	--	--	--
	--	--	--	--	--	--	49,261	$43,350
Michael Harte Senior VP of Sales until December 2008	--	--	--	--	--	--	--	--

(1)           Subject to accelerated vesting as described in Mr. Connaghan’s Incentive Stock Option Agreement, the options vest in sixteen equal quarterly installments of 21,875 shares on the 12th day of February, May, August and November of each year beginning February 12, 2009.

(2)           Options to purchase 5,000 shares vest annually, commencing on May 9, 2009.

(3)           Options to purchase 3,125 shares vest quarterly in sixteen equal installments over four years on the 15th day of November, February, May and August, commencing on November 15, 2009.

(4)           Options to purchase 12,500 shares vest annually commencing on February 20, 2009.

(5)           Options to purchase 3,125 shares vest quarterly in sixteen equal installments over four years, on the 15th day of November, February, May and August, commencing on November 15, 2008.

(6)           Based on a closing price of $.88 per share on December 31, 2008.

Employment Agreements

M. Denis Connaghan

In November 2008, etrials entered into an employment agreement with Mr. Connaghan.  The agreement continues until terminated by etrials or by Mr. Connaghan and provides for a base salary of $325,000 per year.  Mr. Connaghan is eligible to earn a bonus of up to $175,000 per year on terms and conditions determined by the Compensation Committee of the Board of Directors.  For 2008, the agreement provides for a guaranteed bonus of $23,973, which is $175,000 prorated by the number of days in the year that etrials employed Mr. Connaghan.  etrials may choose to pay up to 50% of any bonus in shares of common stock of etrials.  If the shares are issued before the bonus is earned, the shares will be restricted shares subject to forfeiture.

The agreement provides that etrials may terminate the agreement and employment for any reason at any time on reasonable notice and that Mr. Connaghan may terminate for any reason at any time on 30 days’ notice.  If etrials terminates without “cause” (as defined in the agreement), or if Mr. Connaghan terminates for “good reason" (as defined in the agreement), then (i) etrials will pay 12 months’ base salary as severance, (ii) etrials will provide 12 months of paid benefits and (iii) if bonus criteria are achieved and a bonus would have been earned had Mr. Connaghan remained employed for the entire year or other bonus measurement period, then etrials will pay a prorated portion of the earned bonus based on the number of days during the year or other bonus measurement period that we employed Mr. Connaghan prior to the termination of employment.  The agreement includes certain restrictive covenants that limit Mr. Connaghan’s ability to compete with etrials and its subsidiary or to divulge certain confidential information concerning etrials and its subsidiary.

Etrials has also agreed to recommend that Mr. Connaghan be reelected to the Board when his term expires, if the Board determines such recommendation is consistent with the fiduciary duties of Board members and would not otherwise harm etrials.  The agreement also provides that upon termination of employment, Mr. Connaghan will be deemed to have resigned from the Board, and his receipt of severance payments is conditioned upon delivery of a letter of resignation.

In November 2008, the Board of Directors granted to Mr. Connaghan 100,000 restricted shares of etrials common stock for a purchase price of $0.0001 per share.  Until such shares vest and upon a Termination of Employment (as defined in the agreement), etrials may repurchase the restricted shares at the purchase price for which the shares were issued.  Subject to accelerated vesting as described below, these restricted shares vest in sixteen equal quarterly installments of 6,250 shares beginning in February 2009 and ending in November 2012.  If termination occurs without "cause" within six months after a “change of control” (as defined in the agreement), then 50% of the outstanding restricted shares that remain unvested at the termination date will become vested.  If no “change of control” has occurred, but etrials terminates without “cause”, or if the executive terminates for “good reason” or upon death, disability or “normal retirement” (as defined in the plan), all the unvested shares will become vested.  These shares of restricted stock are subject to the terms of the etrials 2005 Performance Equity Plan, as amended.  Mr. Connaghan's restricted stock agreement is in a form utilized for grants to other employees and, except for the accelerated vesting provisions described above, does not grant him more favorable terms than restricted stock agreements of other employees.

In November 2008, the Board of Directors granted incentive stock options to Mr. Connaghan to purchase 350,000 shares of etrials common stock.  The exercise price for these options is $1.10 per share, which was the closing sale price of the common stock on November 11, 2008.  Subject to accelerated vesting as described below, the options vest in sixteen equal quarterly installments of 21,875 shares beginning in February 2009 and ending in November 2012.  If termination occurs without “cause” within six months after a “change of control”, then 50% of the outstanding stock options that remain unvested at the termination date will automatically vest.  If no “change of control” has occurred, but etrials terminates without “cause”, or if the executive terminates for “good reason” or upon death, disability or "normal retirement", all the unvested shares will vest and be available for exercise for 90 days.  These options are subject to the terms of the plan.  The option agreement is in a form utilized for option grants to employees generally and, except for the accelerated vesting provisions described above, does not grant Mr. Connaghan more favorable terms than option agreements of other employees.

Michael Mickens and Joseph (Jay) Trepanier III

In August and October 2008, etrials entered into employment agreements with Michael Mickens and Joseph (Jay) Trepanier III, respectively.  Mr. Mickens’ base salary is $180,000 per year and Mr. Trepanier’s base salary was initially $165,000 per year.  In March 2009, etrials increased Mr. Trepanier’s base salary to $180,000.  Mr. Mickens and Mr. Trepanier are eligible to receive bonuses on terms and conditions determined by the Compensation Committee of the Board of Directors.  Both employment agreements terminate in February 2010 and do not contain automatic renewal provisions.

Except for compensation, Mr. Mickens’s and Mr. Trepanier’s employment agreements contain similar terms.  Each agreement provides that etrials may terminate the officer’s employment at any time with at least two weeks’ notice, but that if etrials terminates employment before February 2010 and without cause as defined in the agreement, then the officer is entitled to six months’ base salary and paid benefits as severance.  Each agreement includes restrictive covenants that limit the officer’s ability to compete with etrials and its subsidiary or to divulge certain confidential information.

In July 2008, the Board of Directors granted to Mr. Mickens and Mr. Trepanier incentive stock options to purchase 50,000 and 80,000 shares of etrials common stock, respectively.  The exercise price for the options is $1.54 per share, which was the closing sale price of the common stock on August 15, 2008.  Subject to accelerated vesting as described below, the options vest in 16 equal quarterly installments beginning in November 2008 and ending in August 2011.  If termination occurs without cause within six months after a change of control as defined in the agreement, then 50% of the outstanding stock options and restricted stock that vest over a time schedule and remain unvested at the termination date will become vested.  Restricted shares that are subject to vesting via achievement of performance targets (such as the bonus plan grants described below) are not included in this acceleration provision.  The option agreement is in a form utilized for option grants to employees generally and, except for the accelerated vesting provisions described above, do not grant Mr. Mickens or Mr. Trepanier more favorable terms than option agreements of other employees.

Mr. Connaghan’s and Mr. Trepanier’s employment agreements are exhibits to etrials’ filings with the Securities and Exchange Commission, and if you desire to understand all the provisions of these agreements (including the definitions of defined terms) should read these agreements in their entirety.  The exhibit index to the etrials Annual Report on Form 10-K filed on March 11, 2009, refers to the reports in which these employment agreements are furnished as exhibits.

2008 Severance Payments

Beginning in 2008 and continuing into 2009, etrials agreed to pay Messrs. Jennings, Piccirillo, Clark and Harte certain severance payments in connection with their terminations of employment.  etrials agreed to partially accelerate Mr. Jennings’s severance payment, paying him $100,000 of his severance up front and the remaining $225,000 over the course of 12 months.  Under their respective employment agreements, etrials agreed to pay Messrs. Clark and Harte one year’s base salary.  Under his employment agreement, etrials agreed to pay Mr. Piccirillo six months’ base salary.  In addition, etrials agreed to provide health benefits to Messrs. Jennings, Clark and Harte for one year and to Mr. Piccirillo for six months.  Finally, for Mr. Jennings, 20,000 shares of restricted stock accelerated and vested upon the termination of his employment.

 2008 Incentive Bonus Plan Awards

In March 2008, the Board of Directors created and approved the 2008 Executive Incentive Bonus Plan, a more formal framework for making decisions about annual bonuses to be paid to etrials executive officers and other employees.  The Executive Incentive Bonus Plan authorizes the Compensation Committee of the Board to make grants of cash, restricted stock, stock options or other securities to officers and employees in connection with annual bonus awards.  Stock and options granted pursuant to the Executive Incentive Bonus Plan will generally be under the terms of etrials’ 2005 Performance Equity Plan, which was approved by the stockholders of etrials.  Restricted shares are subject to forfeiture until the Compensation Committee determines whether performance criteria have been met after reviewing etrials’ audited year-end financial statements.

The Board approved awards providing that 50% of the bonus for performance during 2008 is payable in shares of restricted common stock.  The purchase price of the shares is $0.0001 per share.   The remainder of the bonus, if earned, is to be paid in cash after determination by the Compensation Committee of the amount of the bonus earned based on the Committee’s review of 2008 performance criteria.  The number of shares of restricted stock issued to each executive officer was determined by dividing the part of the dollar amount of bonus (based on the assumption that 100% of all performance target goals will be achieved) that is to be allocated to restricted stock by the closing sale price of a share of common stock on March 7, 2008, which was $2.03 per share.  In February 2009, the Board recalculated the number of restricted stock based on the closing sale price of a share of common stock on February 27, 2009, which was $0.73 per share, and accordingly granted additional shares.

The provisions of the awards for all executive officers to whom awards were made are uniform except for the amounts of the awards.   A bonus is to be paid only if etrials’ deficit in EBITDA, or earnings before interest, taxes, depreciation, amortization and non-cash stock-based compensation expense, is at least 90% of the target performance level criteria established by the Compensation Committee.  If that EBITDA deficit performance is achieved, then the executive officers become eligible to earn bonuses based on four categories of performance during 2008 as follows:

(1)           Total orders;

(2)           EBITDA;

(3)           Net service revenues; and

(4)           A discretionary component that is determined by the Compensation Committee.

If the minimum EBITDA target performance level is achieved, then the actual 2008 performance in each of the four categories is separately measured to determine whether any bonus is earned for performance in that category.  Each category carries equal weight and accounts for 25% of the potential bonuses than can be earned.  A 90% is the minimum level of actual performance must be met to earn any bonus in any category.  A 90% actual performance compared to target performance earns a bonus equal to 75% of the target bonus cash and restricted stock for such performance category.  If 2008 actual performance exceeds 100% of the target performance level for a category, the bonus earned can be increased to up to 150% of the target bonus level for that category, which is the amount that would be earned if 2008 actual performance exceeds target performance levels by 125% or more.

Director Compensation

The following table provides information concerning the compensation during the fiscal year ended December 31, 2008 for persons who served on the Board of Directors during 2008, other than M. Denis Connaghan, the principal executive officer, and Eugene Jennings, the former principal executive officer who served on the Board of Directors until July 8, 2008, each of whose compensation is discussed under Executive Compensation.

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)

Robert Brill	$29,833	$35,084(4)	$64,917
Peter Collins	$29,000	$35,084(4)	$64,084
Peter Coker (3)	$12,500	--(4)	$12,500
Kenneth Jennings	$22,083	$37,774(4)(5)	$59,857
Hans Lindroth	$27,917	$35,084(4)	$63,001
Donald Russell	$23,792	$35,084(4)	$58,876

(1)	See footnote (4) of the Summary Compensation Table for an explanation of how etrials values options.
(2)
As of December 31, 2008, the number of shares underlying vested and unvested options held by the etrials non-employee directors was as follows:  101,675 shares for Mr. Brill, 50,000 shares for Mr. Collins, 50,000 shares for Mr. Jennings, 101,675 shares for Mr. Lindroth, and 50,000 shares for Mr. Russell.  Mr. Coker forfeited his options in connection with his resignation from the Board.

(3)
Mr. Coker served as a director until May 2008. etrials recognized $8,677 in accounting expense related to stock option awards in the first quarter, but recouped that expense upon the forfeiture of all his options in connection with his resignation from the Board.

(4)	Represents the accounting expense recognized by etrials in fiscal year 2008 related to stock option awards made in prior years.
(5)	Represents options to purchase 50,000 shares as of December 31, 2008.

            The Board believes that compensation for independent directors should be a mix of cash and equity-based compensation.  etrials does not pay employee directors for Board service in addition to their regular employee compensation.  The meeting fees that etrials paid non-employee directors in 2008 are set forth in the table below.  etrials reimbursed the directors for their travel and related expenses in connection with attending Board meetings and Board-related activities, such as site visits and sponsored events.

The Compensation Committee, which consists solely of independent directors, has the primary responsibility to review and consider any revisions to directors’ compensation.  In accordance with the Compensation Committee’s recommendations, the Board determined the non-employee directors’ compensation effective April 1, 2006 as follows:

Cash compensation:	etrials Worldwide, Inc.
Annual retainer	$10,000

Additional annual retainer for Board chairman	$5,000

Annual retainer for committee member	$1,500

Additional annual retainer for committee chairman	$1,000

Board meeting attendance	$1,000 (in person) $500 (telephonically)

Committee meeting attendance	$500 (whether in person or telephonically)
Stock Options:
Upon joining Board	50,000 shares

Option vesting schedule	25% on grant date and 25% annually on the anniversary of the grant

In October 2007 in order to facilitate making changes to the composition of the Board of Directors, the Board approved a plan to reward directors for resigning if the Board determines that changing the composition of the Board is in the best interests of our stockholders.  Because etrials’ Certificate of Incorporation provides for a staggered Board with directors generally elected for three-year terms, the Board determined that a plan to facilitate resignations would be in the interests of the stockholders by giving the Board a tool to shape Board composition to adapt to changing circumstances.

The plan provides that its sole purpose is to give the Board greater flexibility in changing the composition of the Board of Directors to adapt to changing circumstances.  Any director who is an executive officer or employee of etrials at the time he is asked to resign from the Board is not eligible to receive benefits under the plan.  Directors whose conduct or performance of duties or failure to perform duties is the reason for being asked to resign are also not eligible to receive benefits under the plan.

The plan was adopted to comply with Rule 16b-3 under the Securities Exchange Act of 1934 to cause cashless exercises to be exempt from the provisions of Section 16 to the fullest extent possible.

The plan provides that each director who resigns prior to the end of his term of office after being asked by the Board of Directors to resign will have his option agreement automatically changed upon such resignation so that: (1) all options that have not vested will immediately become vested effective as of the date of resignation; (2) the expiration date of all his options will be extended until the earlier of the original termination date in effect when the option was granted or a date that is 90 days after the next annual meeting of stockholders of etrials, unless the Board selects an earlier expiration date; and (3) any options that have vested as of the resignation date will become exercisable on a cashless basis until the option expires.

Cashless exercise is a benefit if options are “in the money,” that is, if the market value of etrials common stock exceeds the exercise price of the options being exercised.  If a director elects to exercise options on a cashless basis, the director would receive fewer shares than the director would have received had the director paid the exercise price in cash.  The number of shares that are issued upon cashless exercise is calculated by determining the amount by which the market price of the common stock (determined in accordance with the plan or agreement under which the options were granted), exceeds the exercise price of the options being exercised on a cashless basis, and then dividing that excess market value by the exercise price per share of the options being exercised on a cashless basis.

Annex III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

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(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

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(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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